Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

MKS INSTRUMENTS, INC.,

PSI EQUIPMENT, INC.

and

NEWPORT CORPORATION

Dated as of February 22, 2016

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(Continued)

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(Continued)

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(Continued)

Page
Exhibits

Exhibit A	Form of Stockholder Agreement
Exhibit B	Articles of Incorporation of Surviving Corporation
Exhibit C	Bylaws of Surviving Corporation

Schedules

Schedule A Stockholders to Execute Stockholder Agreements
Company Disclosure Letter
Parent Disclosure Letter

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INDEX OF DEFINED TERMS

Definition	Location
Acquisition Proposal	5.4(j)(i)
Action	3.9
Adverse Recommendation Change	5.4(c)
Adverse Recommendation Notice	5.4(d)(ii)
Affiliate	8.3(a)
Agreement	Preamble
Alternative Financing	5.2(a)
Antitrust Law	5.7(e)
Articles of Merger	1.3
Bid	8.3(b)
Book-Entry Shares	2.3(b)
Business Day	8.3(c)
CCLD	8.8
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
Code	2.4
Commitment Letter	4.7
Company	Preamble
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Employee	5.8(a)
Company Equity Award	2.2(b)
Company Equity Plans	2.2(a)
Company ESPP	2.2(d)
Company Fee Property	3.17(a)
Company Leased Property	3.17(b)
Company Plan	8.3(d)
Company Registered IP	3.18(a)
Company RSU	2.2(a)
Company SAR	2.2(b)
Company SEC Documents	3.5(a)
Company Stock Option	3.2(d)
Company Stockholder Approval	3.3
Company Stockholders Meeting	5.5(a)
Confidentiality Agreement	5.6(b)
Continuing Employees	5.8(b)
Contract	3.4(a)
control	8.3(e)
Customer Offerings	8.3(f)
Debt Financing	4.7

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INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Debt Financing Commitments	4.7
Documentation	8.3(g)
Effective Time	1.3
Employee Benefit Plan	8.3(h)
Environmental Laws	3.13(b)(i)
Environmental Permits	3.13(b)(ii)
Equity Award Exchange Ratio	2.2(a)
ERISA	8.3(i)
ERISA Affiliate	8.3(j)
Exchange Act	3.4(b)
Executive Severance Agreements	3.11(i)
Exploitation	8.3(k)
Fee Letter	4.7
Financing Sources	5.2(b)
Foreign Antitrust Laws	3.4(b)
Foreign Plan	3.11(k)
GAAP	3.5(b)
Government Contract	8.3(l)
Governmental Entity	3.4(b)
HSR Act	3.4(b)
Indebtedness	3.15(c)
Indemnified Parties	5.11(a)
Instruments of Indebtedness	3.15(a)(ii)
Intellectual Property	3.18(c)
Internal Systems	8.3(m)
Intervening Event	5.4(e)
IRS	3.11(a)
knowledge	8.3(n)
Law	3.4(a)
Liens	3.2(h)
Marketing Period	8.3(o)
Material Adverse Effect	3.1(a)
Material Contracts	3.15(a)(xiii)
Materials of Environmental Concern	3.13(b)(iii)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
NASDAQ	2.2(a)
Nevada Secretary of State	1.3
New Debt Commitment Letter	5.2(a)
New Fee Letter	5.2(a)
Notice Period	5.4(d)(ii)
NRS	1.1
Ordinary Course of Business	3.6
Parent	Preamble

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INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	4.1(a)
Parent Stock	2.2(a)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Permits	3.10(b)
Person	8.3(p)
Proxy Statement	5.5(a)
Real Property Leases	3.17(b)
Representatives	5.4(a)
Required Information	5.2(b)
SEC	3.5(a)
Securities Act	3.5(a)
Shares	2.1(a)
Software	8.3(q)
Subsidiary	8.3(r)
Superior Proposal	5.4(j)(ii)
Surviving Corporation	1.1
Takeover Laws	3.19
Tax Returns	3.14(m)(ii)
Taxes	3.14(m)(i)
Termination Date	7.1(b)(i)
Termination Fee	7.3(b)
Top Customers	3.24
Top Suppliers	3.23
WARN Act	3.12(f)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 22, 2016, between MKS INSTRUMENTS, INC., a Massachusetts corporation (“Parent”), PSI EQUIPMENT, INC., a Nevada corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and NEWPORT CORPORATION, a Nevada corporation (the “Company”).

RECITALS

WHEREAS, the parties intend to effect the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger, on the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting on the unanimous recommendation of the independent committee of the Company Board, has (i) resolved that this Agreement and the transactions contemplated hereby be approved in accordance with the NRS, (ii) resolved that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval, (iii) resolved to recommend that the Company’s stockholders adopt and approve this Agreement and the transactions contemplated hereby, and (iv) to the extent necessary, adopted resolutions having the effect of causing the Company not to be subject to any Takeover Law that might otherwise apply to this Agreement, the Merger or any other transactions contemplated by this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the stockholders of the Company listed on Schedule A have entered into Stockholder Agreements, each dated as of the date of this Agreement, in the form attached hereto as Exhibit A, pursuant to which such stockholders have, among other things, agreed to vote all of their Shares in favor of the adoption and approval of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Chapter 78 and Chapter 92A of the Nevada Revised Statutes

(the “NRS”), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2    Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Pacific time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California 92612, unless another date, time or place is agreed to in writing by Parent and the Company; provided, however, that if the Marketing Period has not ended at the time of satisfaction or waiver of all of the conditions (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) set forth in Article VI, the Closing shall occur on the earliest to occur of (a) a date before or during the Marketing Period specified by Parent on no less than two Business Days’ notice to the Company, (b) the second Business Day immediately following the final day of the Marketing Period and (c) the Termination Date (subject in each case of the foregoing clauses (a), (b) and (c) to the satisfaction or waiver of all of the conditions (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) set forth in Article VI as of the date for the Closing determined pursuant to this proviso). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3    Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause to be filed the articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”), in such form as is required by, and executed in accordance with, the relevant provisions of the NRS, and, as soon as practicable on or after the Closing Date, shall make, or cause to be made, any and all other filings or recordings required under the NRS in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Nevada Secretary of State or at such other date or time as permitted under the NRS and as Parent and the Company shall agree in writing and shall specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5    Articles of Incorporation; Bylaws.

(a)    At the Effective Time, the articles of incorporation of the Company shall be amended so that they read in their entirety as set forth in Exhibit B hereto, and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with their terms and as provided by applicable Law.

(b)    At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended so that they read in their entirety as set forth in Exhibit C hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the articles of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6    Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7    Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a)    Each share of common stock, par value $0.1167 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b)) shall thereupon be converted automatically into and shall thereafter represent the right to receive $23.00 in cash, without interest, and subject to deduction for any required withholding Tax (the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be issued or paid in accordance with Section 2.3, without interest.

(b)    Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned Subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, however, that nothing in this Section 2.1(d) shall be construed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to, or that is otherwise prohibited by, this Agreement.

Section 2.2    Treatment of Equity-Based Awards.

(a)    At the Effective Time, each restricted stock unit (each, a “Company RSU”) granted under any stock option or equity compensation plan, arrangement or agreement of the Company (the “Company Equity Plans”) that is outstanding immediately prior to the Effective Time and as to which Shares will not have been fully distributed in connection with the Closing shall be assumed by Parent on the terms and subject to the conditions set forth in this Agreement. Each such Company RSU so assumed by Parent shall continue to have, and be subject to, the same terms and conditions (including the same vesting conditions) as were in effect immediately prior to the Effective Time, except that (i) such Company RSU shall be an award for common stock, no par value, of Parent (“Parent Stock”), and (ii) the number of shares of Parent Stock subject to each such assumed award shall be determined by multiplying the number of Shares underlying such Company RSU by a fraction (the “Equity Award Exchange Ratio”) (rounded down to the nearest whole share), the numerator of which shall be the Merger Consideration and the denominator of which shall be the average of the volume weighted average price per share of Parent Stock on the Nasdaq Global Select Market (“NASDAQ”) over the five consecutive trading days ending on the second complete trading day preceding the Closing Date.

(b)    At the Effective Time, each stock appreciation right granted under a Company Equity Plan (each, a “Company SAR”, and each Company SAR and Company RSU being referred to as a “Company Equity Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be assumed by Parent on the terms and subject to the conditions set forth in this Agreement. Each such Company SAR so assumed by Parent shall continue to have, and be subject to, the same terms and conditions (including vesting schedule) as were in effect immediately prior to the Effective Time, except that (i) such Company SAR shall be an award for Parent Stock, (ii) the number of shares of Parent Stock subject to each such appreciation right shall be determined by multiplying the number of Shares subject to such Company SAR immediately prior to the Effective Time by the Equity Award Exchange Ratio (rounded down to the nearest whole share), and (iii) the base value per share of Parent Stock (rounded up to the nearest whole cent) shall equal (x) the per share base value for the Shares otherwise receivable pursuant to such Company SAR immediately prior to the Effective Time divided by (y) the Equity Award Exchange Ratio.

(c)    As soon as reasonably practicable following the Effective Time, Parent shall deliver to each holder of a Company Equity Award assumed by Parent pursuant to this Section 2.2 an appropriate notice setting forth the terms of such assumption.

(d)    The Company shall take such actions as may be necessary with respect to the Company’s employee stock purchase plan (the “Company ESPP”) to cause, no later than five Business Days prior to the Closing Date, (i) accumulated contributions under any then-ongoing offering or purchase period to be used to purchase Shares in accordance with the terms of the Company ESPP and (ii) the termination of all options or purchase rights under all such ongoing offering or purchase periods immediately after such purchase. Any Shares so purchased shall be treated in accordance with Section 2.1 above. The Company shall take such action as may be necessary to terminate the Company ESPP no later than the Business Day immediately preceding the Closing Date in accordance with its terms in such manner as results in no participant in the Company ESPP having any right at or after the Effective Time to (A) purchase Shares or any other security of the Company, Parent, the Surviving Corporation or any other Person under the Company ESPP or (B) receive any cash payment or other consideration for his or her terminated rights under the Company ESPP (other than a refund of amounts withheld by the Company on behalf of such participant that have not been used to purchase Shares prior to the termination of the Company ESPP, without interest, pursuant to the terms of the Company ESPP upon the termination of the Company ESPP). The Company shall cause the Company ESPP’s new offerings to be frozen such that no offering or purchase period will begin on or after the date of this Agreement.

(e)    Prior to the Effective Time, the Company shall adopt such resolutions, and take such other actions, as may be reasonably required to effectuate the provisions of this Section 2.2.

(f)    Parent shall reserve for issuance a number of shares of Parent Stock at least equal to the number of shares of Parent Stock that will be subject to assumed Company Equity Awards as a result of the actions contemplated by this Section 2.2. When and if necessary to deliver registered shares, Parent shall file a registration statement on Form S-8 with respect to the shares of Parent Stock subject to such Company Equity Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Equity Awards remain outstanding and are required to be registered.

(g)    Where Parent determines it appropriate for purposes of non-U.S. Law to vary the treatment of equity compensation from that provided in Section 2.2 with respect to Company Equity Awards (including those held in escrow or as deferred compensation), Parent may change the treatment to take into account tax, securities, employment, or other considerations, with the consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. Parent will consult with the Company and may agree to different treatment with respect to Company Equity Awards held by directors of the Company from that provided in Section 2.2.

Section 2.3    Surrender and Payment.

(a)    Prior to the Effective Time, Merger Sub shall enter into an agreement with the Company’s transfer agent or another bank or trust company mutually acceptable to Parent and the Company to act as paying agent in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which stockholders of the Company shall become entitled pursuant to this Article II. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to this Article II owed in respect of Shares represented by Certificates or Book-Entry Shares issued and outstanding immediately prior to the Effective Time (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II, except as provided in this Agreement. The Surviving Corporation shall pay all charges and expenses of the Paying Agent in connection with the exchange of Shares for the Merger Consideration contemplated by this Article II.

(b)    Promptly after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, the Surviving Corporation shall direct the Paying Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”), and to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person shall pass, only upon (x) adherence to the procedures set forth in the letter of transmittal and (y) in the case of Shares represented by Certificates, only upon proper delivery of such Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (ii) instructions for use in effecting the surrender of Certificates and Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a). Surrender of any Book-Entry Shares shall be effected in accordance with the Paying Agent’s customary procedures with respect to securities represented by book entry. Upon surrender of a Certificate or Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or each Book-Entry Share so surrendered (subject to deduction for any required withholding Tax), and the Certificate, if any, so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)    If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (i) the Person requesting such payment present proper evidence of transfer and, if applicable, the surrendered Certificate shall be properly endorsed and otherwise in proper form for transfer or, in the case of Book-Entry Shares, the Person in whose name such Book-Entry Shares are registered shall have delivered to the Paying Agent instruments of transfer in such form as the Paying Agent may require in accordance with its customary procedures for the transfer for securities represented by book entry and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(d)    Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.

(e)    All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares other than the right to receive the applicable Merger Consideration, except as otherwise provided by applicable Law. Subject to the penultimate sentence of Section 2.3(g), if, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer (or for any other reason) or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f)    The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.4), Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to, and shall be the property of, Parent.

(g)    At any time following the date that is six months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general unsecured creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificate or Book-Entry Shares. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article II.

Section 2.4    Withholding Rights. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, any Company Equity Awards or otherwise pursuant to this Agreement any transfer Tax due and any such other amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Paying Agent, such holder may provide such information or documentation in a timely fashion and avoid such withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents that are publicly available on the SEC’s EDGAR system at least 24 hours prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter (which is arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article III) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure only with respect to (a) the correspondingly numbered and/or lettered section or subsection of this Agreement and (b) any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1    Organization, Standing and Power.

(a)    Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, with respect to clause (i) as it relates to Subsidiaries, and clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as, individually or in the aggregate, do not, and would not reasonably be expected to, have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any event, change, occurrence or effect that has a material adverse effect on (A) the business, assets, liabilities, capitalization, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (B) the ability of the Company to perform its obligations under this Agreement or consummate the Merger or any of the other transactions contemplated hereby, other than, in the case of the foregoing clause (A), any change, effect, event or occurrence arising after the date of this Agreement to the extent resulting from (1) changes in general economic, financial market, business or geopolitical conditions, (2) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, (3) natural disasters or calamities, (4) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (5) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” shall not be excluded in determining the occurrence of a Material Adverse Effect), (6) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining the occurrence of a Material Adverse Effect), (7) any outbreak or escalation of armed hostilities, any acts of war or terrorism, (8) other than for purposes of any representation or warranty contained in Section 3.4, the announcement or pendency of this Agreement and the transactions contemplated hereby, including (x) any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or (y) any resulting termination of, reduction in or similar negative impact on the Company’s or any of its Subsidiaries’ relationships, contractual or otherwise, with any customers, suppliers, distributors or business partners, (9) any litigation brought by or on behalf of any current or former Company stockholder (in its capacity as such) arising from allegations of any breach of fiduciary duty relating to this Agreement or the Merger or violation of securities Law related to the Proxy Statement or any other document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Merger, (10) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement (excluding Section 5.1(a)), and (11) any actions taken (or omitted to be taken) by the Company or any of its Subsidiaries with the prior written consent or at the express written request of Parent; provided, that any change, effect, event or occurrence otherwise excluded by any of the foregoing clauses (1), (2), (3), (4) or (7) shall be taken into account in determining the occurrence of a Material Adverse Effect to the extent disproportionately impacting the Company and its Subsidiaries, taken as whole, relative to other Persons operating in the industries or markets in which the Company and its Subsidiaries operate. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Material Adverse Effect.

(b)    The Company has previously made available to Parent a true, correct and complete copy of the Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws in any material respect.

Section 3.2    Capital Stock.

(a)    The authorized capital stock of the Company consists of 200,000,000 Shares. As of February 19, 2016, (i) 38,627,839 Shares were issued and outstanding, (ii) no Shares were held in treasury, (iii) an aggregate of 1,139,969 Shares were subject to or otherwise deliverable in connection with the settlement of outstanding Company RSUs, (iv) an aggregate of 2,305,438 Shares were reserved for issuance in connection with the exercise or settlement of outstanding Company SARs and (v) 1,880,231 Shares were reserved for issuance under the Company ESPP. Except as set forth above and except for changes since February 19, 2016 resulting from (A) the exercise, vesting or settlement of Company Equity Awards outstanding on such date in accordance with the terms thereof and (B) purchases of Shares under the Company ESPP prior to such date in accordance with the terms of the ESPP and subject to the terms of Section 2.2(d), as of the date of this Agreement, (1) there are not outstanding or authorized any (a) shares of capital stock or other equity securities or voting securities of the Company, (b) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other equity securities or voting securities of the Company or (c) options, warrants or other rights to acquire from the Company, or obligations, commitments or Contracts of the Company to issue, exchange, transfer, deliver or sell (or causes to be issued, transferred, delivered or sold) any capital stock, equity securities, voting securities or securities convertible into or exchangeable or exercisable for capital stock, equity securities or voting securities of the Company, (2) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, equity securities, voting securities or securities convertible into or exchangeable or exercisable for capital stock, equity securities or voting securities of the Company, (3) there are no other options, calls, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company is a party, and (4) neither the Company nor any of its Subsidiaries is obligated to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any option, warrant, right, obligation, commitment or Contract to issue, exchange, transfer, deliver or sell (or causes to be issued, transferred, delivered or sold) any capital stock, equity securities, voting securities or securities convertible into or exchangeable or exercisable for capital stock, equity securities or voting securities of the Company. Neither the Company nor any of its Affiliates is a party to or is bound by any Contracts or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including Contracts imposing transfer restrictions) of any capital stock, equity securities, voting securities or securities convertible into or exchangeable or exercisable for capital stock, equity securities or voting securities of the Company. There are no registration rights with respect to any capital stock, equity securities or voting securities of the Company.

(b)    No outstanding Share constitutes restricted stock or is otherwise subject to a repurchase or redemption right or right of first refusal in favor of the Company or any of its Subsidiaries.

(c)    Section 3.2(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of:

(i)    each Company Equity Plan, indicating for each, as of such date, the number of Shares reserved for issuance upon settlement of restricted stock units, the number of Shares reserved for issuance upon exercise or settlement of stock appreciation rights and the number of Shares reserved for future issuance under such Company Equity Plan. The Company has made available to Parent true, correct and complete copies of all Company Equity Plans;

(ii)    all outstanding Company RSUs, indicating with respect to each such Company RSU the name of the holder thereof, the Company Equity Plan under which it was granted, the number of Shares subject to such Company RSU, the date of grant and the vesting schedule; and

(iii)    all outstanding Company SARs, indicating with respect to each such Company SAR the name of the holder thereof, the Company Equity Plan under which it was granted, the number of Shares subject to such Company SAR, the base value, the date of grant and the vesting schedule.

(iv)    The Company has made available to Parent true, correct and complete copies of all forms of award Contracts evidencing unvested Company RSUs or unvested Company SARs.

(d)    No option to purchase any Shares (a “Company Stock Option”) is outstanding. With respect to each Company Stock Option (whether previously exercised or expired or otherwise terminated) and each Company Equity Award, as applicable, (i) each such Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualified, (ii) each such Company RSU intended to qualify under Section 102 of the Israeli Income Tax Ordinance so qualifies, (iii) each grant of a Company Stock Option or Company Equity Award was duly authorized no later than the date on which the grant of such Company Stock Option or Company Equity Award was by its terms to be effective by all necessary corporate action, (iv) each such grant was made in accordance with the terms of the applicable Company Equity Plan, the Exchange Act and all other applicable Laws and (v) no such grant is or has been the subject of any internal investigation, review or inquiry. No Contracts or other promises or obligations are in effect with respect to the granting of equity compensation by the Company or any of its Subsidiaries for any date after the Closing Date.

(e)    All outstanding Shares are, and all Shares subject to issuance as specified in Section 3.2(c) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound.

(f)    No consent of a holder of any Company Equity Award is required in connection with the actions contemplated by Section 2.2.

(g)    Pursuant to NRS 92A.390, no holder of any Share will have any dissenter’s rights or rights of appraisal with respect to the consummation of the Merger or the cancellation of any Share in connection with transactions contemplated by this Agreement.

(h)    Section 3.2(h) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary of the Company and the jurisdiction of incorporation or organization of each such Subsidiary. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries (i) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, is duly authorized, validly issued, fully paid and nonassessable, (ii) is not subject to, and was not issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the charter, bylaws or other organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or is otherwise bound, and (iii) is owned by the Company or another wholly owned Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, Contracts, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for any such Lien that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There are no outstanding or authorized options, warrants, rights, Contracts or commitments to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any equity securities of any Subsidiary of the Company.

(i)    There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. The Company has made available to Parent true, correct and complete copies of the charter, bylaws or other organizational documents of each Subsidiary of the Company.

(j)    The Company does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of the Company. Other than intercompany arrangements between the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries is subject to any obligation, contingent or otherwise, to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.3    Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption and approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding Shares (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). On or prior to the date hereof, at a meeting duly called and held, the Company Board, acting on the unanimous recommendation of the independent committee of the Company Board, has unanimously (i) resolved that this Agreement and the transactions contemplated hereby be approved in accordance with the NRS, (ii) resolved that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval, (iii) resolved to recommend that the Company’s stockholders adopt and approve this Agreement and the transactions contemplated hereby, and (iv) to the extent necessary, adopted resolutions having the effect of causing the Company not to be subject to any Takeover Law that might otherwise apply to this Agreement, the Merger or any other transactions contemplated by this Agreement, in each case which resolutions, except after the date hereof to the extent expressly permitted by Section 5.4(d) or Section 5.4(e), have not been rescinded, modified or withdrawn in any way. Assuming the accuracy of the representations and warranties of Parent and Merger Sub contained in Section 4.9, the Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 3.4    No Conflict; Consents and Approvals.

(a)    The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law (including common law), statute, rule, regulation, order, injunction, judgment or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective assets, rights or properties are subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit or imposition of an obligation under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets, rights or properties are subject or bound or (iv) result in the imposition of any Lien on any asset, right or property of the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), for any such conflict, breach, violation, default, loss, right or other occurrence that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court, arbitrational tribunal, commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and under state securities and “blue sky” laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any filings required under the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”), (iii) such filings as necessary to comply with the applicable requirements of NASDAQ, (iv) the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.5    SEC Reports; Financial Statements.

(a)    The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2013 (all such forms, reports, statements, certificates and other documents filed or furnished since January 1, 2013, collectively, the “Company SEC Documents”). The Company has made available to Parent true, correct and complete copies of all comment letters received by the Company from the staff of the SEC since January 1, 2013 and all responses to such comment letters by or on behalf of the Company. Other than filings required under Section 16 of the Exchange Act, each Company SEC Document was filed on a timely basis. As of their respective dates of filing, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

(b)    The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated consistent with books and records of the Company and its Subsidiaries and comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X). The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since January 1, 2015 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act), fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments not material in amount) consistent with books and records of the Company and its Subsidiaries and comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X).

(c)    None of the Company or any of its Subsidiaries has any off-balance sheet arrangement (as defined in Item 303(a) of Regulation S-K) that would be required to be disclosed under Item 303 of Regulation S-K.

(d)    The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that all material information relating to the Company, including its Subsidiaries, is made known on a timely basis to the chief executive officer of the Company and the chief financial officer of the Company. The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have significant roles in the Company’s internal control over financial reporting.

(e)    The Company and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting designed to provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company’s consolidated assets, (iii) access to assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company and its Subsidiaries is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection of such accounts, notes and other receivables on a current and timely basis.

(f)    Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(g)    Since January 1, 2013, neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness or manner of filing or submission of any filing with the SEC, including any certifications required by Section 906 of the Sarbanes-Oxley Act of 2002.

(h)    The Company has not, since January 1, 2013, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of the Company. Section 3.5(h) of the Company Disclosure Letter identifies any loan or extension of credit maintained by the Company to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 3.6    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, contingent or otherwise, (a) that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries or (b) to the Company’s knowledge, that would not be required to be so reflected, except, in the case of either of the foregoing clauses (a) or (b), for liabilities and obligations (i) reflected or reserved against in the Company’s most recent consolidated balance sheet (or the notes thereto) included in the Company SEC Documents filed prior to the date hereof, (ii) incurred in the ordinary course of business consistent with past practice (the “Ordinary Course of Business”) since the date of such balance sheet, (iii) which have been discharged or paid in full prior to the date of this Agreement, (iv) incurred pursuant to the transactions contemplated by this Agreement or (v) that, individually or in the aggregate, would not reasonably be expected to have, a Material Adverse Effect.

Section 3.7    Certain Information. The Proxy Statement will not, at the time it is first mailed to the stockholders of the Company, at the time of any amendment or supplement thereto or at the time of the Company Stockholders Meeting, contain any statement which, at such time and in light of the circumstances under which such statement is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which such statements are made. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement with respect to any information supplied in writing by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference therein.

Section 3.8    Absence of Certain Changes or Events. Since January 3, 2015 through the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the Ordinary Course of Business, and (b) there has not been any (i) event, change, occurrence or effect that, individually or in the aggregate with all other events, changes, occurrence or effects, has had, or would reasonably be expected to have, a Material Adverse Effect or (ii) action or other event that would have required the consent of Parent pursuant to clauses (i) through (iv), (v)(A) and (C), (viii)(B) and (D) (other than any such action taken or event occurring in the Ordinary Course of Business), or (x) through (xiii) of Section 5.1(b) had such action or event occurred after the date of this Agreement.

Section 3.9    Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 3.10    Compliance with Laws.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries is, and since January 1, 2013 has been, in compliance with all Laws applicable to them or by which any of their respective assets, rights or properties are subject or bound, (ii) since January 1, 2013, neither the Company nor any of its Subsidiaries has received any notice alleging any violation of any Law with respect to the conduct of its business or the ownership or operation of its properties or assets and (iii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries (nor any of their respective directors, officers or employees, in their respective capacities as such) has been, since January 1, 2013, or is the subject of any investigation by any Governmental Entity.

(b)    The Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their assets and properties and to carry on their businesses as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries is, and since January 1, 2015 has been, in compliance with all Permits applicable to them or by which any of their respective assets, rights or properties are subject or bound and (ii) all Permits are in full force and effect.

(c)    No representation is made under this Section 3.10 with respect to ERISA, Environmental Matters, Taxes or Intellectual Property, which are the subject of Section 3.11, Section 3.13, Section 3.14 and Section 3.18, respectively.

Section 3.11    Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the material Company Plans. The Company has made available to Parent true, correct and complete copies of (i) all material Company Plans that have been reduced to writing, together with all amendments thereto, (ii) written summaries of all material unwritten Company Plans, (iii) all related summary plan descriptions, (iv) all annual reports filed on IRS Form 5500, all plan financial statements and all actuarial valuation reports for the most recent plan year for each material Company Plan, and (v) any material written or electronic communications within the last five years from or to the Internal Revenue Service (the “IRS”), the Department of Labor or any other Governmental Entity with respect to a Company Plan (including any voluntary correction submissions).

(b)    Each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Law, and no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred. Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement). There is no plan or commitment, whether legally binding or not, to create any material additional Company Plan or to materially modify any existing material Company Plan.

(c)    There is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of the material Company Plans (other than routine claims for benefits), nor has there been any such Action since January 1, 2013.

(d)    None of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates has maintained, contributed to or has had any obligation to contribute to, or has or has had any actual or potential liability with respect to, any plan subject to Title IV of ERISA, any plan subject to Section 4.12 of the Code or any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) since January 1, 2009.

(e)    Neither the Company nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any Contract, arrangement or plan that would, in connection with the transactions contemplated by this Agreement, whether occurring alone or in connection with any other preceding, contemporaneous, or subsequent event, obligate it to make any payment that would reasonably be expected to be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(f)    All group health plans of the Company, any Subsidiary of the Company and any ERISA Affiliate comply in all material respects with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act, and any other comparable domestic or foreign Laws. No employee, officer, director or manager, or former employee, officer, director or manager (or beneficiary of any of the foregoing) of the Company or any of its Subsidiaries is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as required by applicable Law or under insured disability benefit arrangements, and there have been no written or oral commitments inconsistent with the foregoing.

(g)    No act or omission has occurred and no condition exists with respect to any Company Plan that would subject Parent, the Company, any Subsidiary of the Company, any ERISA Affiliate, or any plan participant to any material fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or any other applicable Law.

(h)    Each material Company Plan (other than employment agreements or the Executive Severance Agreements) is amendable and terminable unilaterally by the Company and any of its Subsidiaries that is a party thereto or covered thereby at any time without material liability or expense to the Company, any of its Subsidiaries or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no material Company Plan, plan documentation or Contract, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company or any of its Subsidiaries from amending or terminating any such Company Plan, or in any way limits such action.

(i)    Except for the agreements set forth in Section 3.11(i) of the Company Disclosure Letter (collectively, the “Executive Severance Agreements”) or as required by applicable Law, no material Company Plan or other material Contract, plan or arrangement covering any one or more individuals contains any provision that, in connection with any of the transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) promise or provide any Tax gross ups or indemnification, whether under Sections 280G or 409A of the Code or otherwise, or (v) measure any values of benefits on the basis of any of the transactions contemplated hereby. No stockholder, employee, officer or director of the Company has been promised or paid any bonus or incentive compensation related to the consummation of the transactions contemplated hereby.

(j)    Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) is, and since January 1, 2005 has been, in compliance in all material respects with Code Section 409A and is, and since January 1, 2009 has been, in documentary compliance. No Company SAR being assumed pursuant to Section 2.2(b) has a measurement price that has been less than the fair market value of the underlying stock as of the date such right was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such right.

(k)    With respect to each material Company Plan that is subject to the Laws of any jurisdiction outside of the United States (a “Foreign Plan”), the Foreign Plan (i) since January 1, 2013 has been maintained in all material respects in accordance with its terms and with all applicable Laws, (ii) if intended to qualify for special Tax treatment, meets all requirements for such treatment, (iii) with respect to each material Foreign Plan, such Foreign Plan is fully funded, and (iv) if required to be registered, has been registered with the appropriate Governmental Entities and has been maintained in good standing with the appropriate Governmental Entities.

Section 3.12    Labor and Employment Matters.

(a)    Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement or understanding with any labor union, trade union, labor organization or works council, and there are no collective bargaining agreements or other labor Contracts being negotiated by or with the Company or any of its Subsidiaries. To the knowledge of the Company, no labor union, labor organization or works council represents any employee of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any obligation to recognize or bargain with any labor union, labor organization or works council, nor are any employees of the Company or any of its Subsidiaries subject to a national or industry labor Contract. There is no, nor at any time during the last three years has there been, any material labor dispute, strike, shutdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, has there been any attempt to organize any employees of the Company or any of its Subsidiaries.

(b)    Except as required by applicable Law, each employee in the United States is retained at-will, and no such employee is a party to an employment agreement or contract with the Company or any of its Subsidiaries that provides for severance (other than by reference to the Company’s severance policy) or notice of termination in excess of 30 days. Each Company employee and each employee of any Subsidiary of the Company has entered into the Company’s or such Subsidiary’s then standard form of Proprietary Information Agreement (or a similar agreement entered into with employees of the Company or such Subsidiary). The Company has made available to Parent true, correct and complete copies of all of the Company’s and its Subsidiaries’ material written employee handbooks, employment manuals, employment policies and affirmative action plans, as well as summaries of all material unwritten employment policies. To the knowledge of the Company, no key employee or group of employees has any plans to terminate employment with the Company or any of its Subsidiaries.

(c)    The Company has provided Parent a true, correct and compete list of all officers and key employees employed by the Company or any of its Subsidiaries in the United States who are not citizens or lawful permanent residents of the United States, and, for each such employee, the employee’s visa and/or work authorization status and the date the employee’s work authorization is scheduled to expire.

(d)    Neither the Company nor any of its Subsidiaries has breached or violated in any material respect any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, equal opportunity, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, family and medical leave, immigration and occupational safety and health requirements or (ii) employment or other individual service-providing Contract. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Action regarding any employee, former employee, group of employees or former employees, or the Company’s or any Subsidiary of the Company’s employment practices are pending or, to the knowledge of the Company, threatened, in any forum.

(e)    Neither the Company nor any of its Subsidiaries has incurred, and no circumstances exist under which the Company or any of its Subsidiaries is reasonably likely to incur, any material liability arising from the misclassification of employees as consultants or independent contractors.

(f)    Since January 1, 2013, neither the Company nor any of its Subsidiaries has caused (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment of the Company or any of its Subsidiaries or (ii) a mass layoff as defined in the WARN Act, nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

(g)    There is no term of employment for any employee of the Company or any of its Subsidiaries working outside the United States that provides that the transactions contemplated by this Agreement shall entitle such individual to treat such transactions as a breach of any Contract. Since January 1, 2013, neither the Company nor any of its Subsidiaries has breached or violated any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement, bonus and welfare funds and all other funds to which an employer is required by non-U.S. Law to contribute that would reasonably be expected to result in any material liability.

Section 3.13    Environmental Matters.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to result in any liability that is material to the Company and its Subsidiaries, taken as a whole: (i) the Company and each of its Subsidiaries are and have been in compliance for the prior six years (or such shorter time as such Subsidiary shall have been in existence) with all applicable Environmental Laws, and possess, and are and have been in compliance for the prior six years (or such shorter time as such Subsidiary shall have been in existence) with , all Environmental Permits required under such Environmental Laws; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern at any property currently or formerly owned or operated by the Company or any of its Subsidiaries, except under circumstances that have not and are not reasonably likely to result in liability of the Company or any of its Subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; (iv) neither the Company nor any of its Subsidiaries has received any written notice, claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing; (v) each product of the Company or any of its Subsidiaries does and has complied for the prior six years with all Environmental Laws applicable to the Company pertaining to: (A) the presence (or absence) of specified substances in electrical or electronic or other products; (B) registration or notification of chemical substances in products; labeling of product or product packaging as respects product content or as respects health, safety or environmental effects or as respects required end-of-life handling or disposition of products; and (C) coverage and payment of fees under an approved scheme for end-of-life, return and recycling of products or of product packaging; and (vi) in the prior six years, the Company has not received notice that the Company or any of its Subsidiaries is subject to liability under any Environmental Law for the use of any solid or hazardous waste transporter or treatment, storage or disposal facility.

(b)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Environmental Laws” means all foreign, federal, state or local statutes, regulations, ordinances, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.

(ii)    “Environmental Permits” means all permits, licenses, registrations and other authorizations required under applicable Environmental Laws.

(iii)    “Materials of Environmental Concern” means any hazardous, acutely hazardous or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

Section 3.14    Taxes.

(a)    All Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects.

(b)    Neither the Company nor any of its Subsidiaries is delinquent in the payment of any material Tax.

(c)    All material Taxes that the Company or any of its Subsidiaries is or was required by applicable Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(d)    Neither the Company nor any of its Subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company. Neither the Company nor any of its Subsidiaries (i) has any liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or any Subsidiary, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar Contract.

(e)    No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent.

(f)    There are no proceedings now pending or threatened in writing (or, to the knowledge of the Company, otherwise) against or with respect to the Company or any of its Subsidiaries with respect to any material Tax. Neither the Company nor any of its Subsidiaries has been informed by any jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither the Company nor any of its Subsidiaries (i) has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(g)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any adjustment under Section 481 of the Code (or any similar adjustments under any provision of the Code or foreign, state or local Tax Law).

(h)    Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i)    Neither the Company nor any of its Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any of its Subsidiaries been distributed, in a transaction to which Section 355 of the Code applies.

(j)    Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2) or any analogous provision of state or local Law.

(k)    Neither the Company nor any of its Subsidiaries is in violation of the terms, whether specific or legislative, of any Tax incentive program.

(l)    Neither the Company nor any of its Subsidiaries has any obligation now or in the future to repay any Tax incentives received as a result of any actions that the Company or any of its Subsidiaries have taken.

(m)    As used in this Agreement:

(i)    “Taxes” means national, federal, state, provincial, local, foreign or other taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax imposed by a Governmental Entity, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, and estimated taxes, and all interest, penalties and additions imposed with respect to such amounts.

(ii)    “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

Section 3.15    Contracts.

(a)    Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party:

(i)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    any Contract relating to Indebtedness of the Company or any of its Subsidiaries (other than intercompany Indebtedness) and having an outstanding principal amount in excess of $500,000 in the aggregate (collectively, “Instruments of Indebtedness”);

(iii)    any Contract or obligation that (A) is a non-competition or exclusive dealing Contract or that otherwise purports to limit or restrict the ability of the Company or any of its Affiliates (including, after the Closing, Parent and its Affiliates) to solicit customers or to conduct business in any market or geographic area or (B) grants or purports to grant any right of first refusal, right of first offer or similar right or (C) contains a “most favored nation” clause or other term providing preferential pricing or treatment to a third party, the termination or breach of which would reasonably be expected to have a material and adverse impact on the Company and its Subsidiaries, taken as a whole;

(iv)    any Contract providing for indemnification that could reasonably be expected to result in payments in excess of $500,000 by the Company or any of its Subsidiaries, other than indemnity provisions in Contracts with customers or suppliers of the Company or any of its Subsidiaries entered into in the Ordinary Course of Business;

(v)    any joint venture or partnership Contract;

(vi)    any Contract providing for any payments that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries;

(vii)    any collective bargaining agreement;

(viii)    any Contract material to the Company and its Subsidiaries, taken as a whole, providing for the outsourcing, contract manufacturing, testing, assembly or fabrication (as applicable) of any products, technology or services of the Company or any of its Subsidiaries;

(ix)    any Contract material to the Company and its Subsidiaries, taken as a whole, relating to the supply of any item used by the Company or a Subsidiary that is the sole source available to supply such item;

(x)    any Contract material to the Company and its Subsidiaries, taken as a whole, granting the Company or any of its Subsidiaries a license, or other right to use, any Intellectual Property of any third party (excluding commercially-available, off-the-shelf software);

(xi)    any Contract entered into in the last five years providing for the acquisition or divestiture of a business;

(xii)    any Contract with any Top Supplier or Top Customer; or

(xiii)    any other Contract not made in the Ordinary Course of Business that would reasonably be expected to materially delay or prevent the consummation of the Merger or any of the transactions contemplated by this Agreement (the Contracts described in clauses (i) through (xiii), together with the Real Property Leases, being referred to herein as “Material Contracts”).

(b)    True, correct and complete copies of each Material Contract have been made available to Parent. Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto, except for such failures to be valid and binding that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there is no breach or default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto.

(c)    There are no provisions in any Instrument of Indebtedness that provide any restrictions on the repayment of the outstanding Indebtedness thereunder, or that require that any financial payment (other than payment of outstanding principal and accrued interest) be made in the event of the repayment of the outstanding Indebtedness thereunder prior to expiration. “Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, prepayment penalties, fees and premiums) of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (iv) under capital leases (in accordance with GAAP), (v) in respect of letters of credit, (vi) under interest rate or currency swap or other derivative or hedging instruments and transactions (valued at the termination value thereof), (vii) secured by any Lien on property or assets owned by such Person, whether or not the obligations secured thereby have been assumed, (viii) under any sale and lease back transaction, Contract to repurchase securities sold or other similar financing transaction and (ix) in the nature of guarantees of the obligations described in clauses (i) through (viii) above of any other Person.

Section 3.16    Insurance. The Company has made available to Parent a true, correct and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, including insurance covering directors and officers for securities law and other customary liabilities. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each such policy is in full force and effect and neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach of or default under any of such insurance policies. The annual premium for the Company’s directors’ and officers’ liability insurance coverage for the policy year that includes the date hereof is as set forth in Section 3.16 of the Company Disclosure Letter.

Section 3.17    Properties.

(a)    The Company or one of its Subsidiaries has good, valid, marketable and insurable record title to each parcel of real property owned by the Company or any of its Subsidiaries and all buildings and other improvements thereon (collectively, the “Company Fee Property”), free and clear of all Liens (except those which do not and would not reasonably be expected to materially impair the current operation of the Company Fee Property). Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company Fee Property (including a true, correct and complete list of the owner thereof). The Company Fee Property is not subject to any written or verbal leases or occupancy Contracts, nor is the Company Fee Property or any interest therein subject to any right of first offer or refusal to purchase or lease. There is no pending or, to the Company’s knowledge, threatened condemnation or eminent domain proceeding, or pending or proposed proceedings to change or redefine the zoning classification, with respect to the Company Fee Property. There are no Taxes or material betterment assessments other than ordinary real estate Taxes pending or payable, or to the Company’s knowledge contemplated, against the Company Fee Property. To the knowledge of the Company, the Company Fee Property, including the buildings and other improvements comprising a part thereof, and the current use and operation thereof, is in compliance in all material respects with all current zoning, land use, building and other Laws.

(b)    The Company or one of its Subsidiaries has a good and valid leasehold interest in all real property leased, or (with the exception of Company Fee Property) otherwise occupied or permitted to be occupied, by the Company or any of its Subsidiaries, whether as sublessor, tenant, subtenant or otherwise (the “Company Leased Property” and the lease, sublease or other occupancy Contract, the “Real Property Leases”). Section 3.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Leased Property and the location of the premises. Neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or otherwise encumbered any interest in the leasehold or subleasehold of any Company Leased Property.

(c)    The Company or one of its Subsidiaries owns or leases all of the material personal property owned or leased by the Company or any of its Subsidiaries reflected on the most recent balance sheet included in the Company SEC Documents, free and clear of all Liens (except those which do not and would not reasonably be expected to materially impair the current use thereof and do not involve a monetary obligation, individually or in the aggregate, in excess of $200,000), except to the extent disposed of in the Ordinary Course of Business since the date of such balance sheet. Each of the Company and its Subsidiaries has good and valid title to, or in the case of leased properties and assets, valid leasehold interests or other comparable contractual rights in, all material tangible personal properties and assets necessary for the conduct of their respective businesses in all material respects in the manner currently conducted and contemplated to be conducted in the future by the Company and its Subsidiaries, free and clear of all Liens (except those which do not and would not reasonably be expected to materially impair the current use thereof and do not involve a monetary obligation, individually or in the aggregate, in excess of $200,000).

(d)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the equipment of the Company and its Subsidiaries used in the operations of their respective businesses is (i) suitable for the uses to which it is currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) regularly and properly maintained, (iv) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the Ordinary Course of Business, and (v) free from any material defects or deficiencies.

(e)    No representation is made under this Section 3.17 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.18.

Section 3.18    Intellectual Property.

(a)    Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all registered trademarks, service marks or trade names, applications to register trademarks, service marks and trade names, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof and that are material to the businesses of the Company and its Subsidiaries, taken as a whole (collectively, “Company Registered IP”) and specifies any item of Company Registered IP that is not solely owned by the Company or a Subsidiary. No Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all Company Registered IP is owned by the Company or one of its Subsidiaries free and clear of all Liens. Neither the Company nor any of its Subsidiaries has received any written notice or claim in the year prior to the date hereof challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or any of its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, the Company and its Subsidiaries are not infringing upon or misappropriating any patents, copyrights, trademarks, trade secrets or other intellectual property (“Intellectual Property”) of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received in the two years prior to the date hereof any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved. To the knowledge of the Company, (i) no third party is misappropriating or infringing any Intellectual Property owned by the Company or any of its Subsidiaries and (ii) no Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting the use or licensing thereof by the Company or any of its Subsidiaries.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency in connection with the Exploitation of any Customer Offering, any Internal System or any facility or equipment used in connection therewith that would (i) impose obligations on the Company or any of its Subsidiaries or (ii) grant any rights under Intellectual Property of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no university or Governmental Entity has sponsored any research or development conducted by the Company or any of its Subsidiaries, or has any claim of right or ownership of or Lien on any Intellectual Property owned by the Company or any of its Subsidiaries.

(e)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will (i) constitute a material breach of, or default under, any instrument, license or other Contract governing any Intellectual Property licensed to the Company or one of its Subsidiaries, (ii) pursuant to any Contract to which the Company or any of its Subsidiaries is a party, trigger the grant of any rights to any Intellectual Property owned by the Company or any of its Subsidiaries or (iii) pursuant to any Contract to which the Company or any of its Subsidiaries is a party, impair the right of the Company, the Surviving Corporation or any of their Subsidiaries to conduct the business of the Company and its Subsidiaries in all material respects in the manner currently conducted by the Company and its Subsidiaries.

Section 3.19    State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, (a) the Company Board has taken all action necessary to render inapplicable NRS 78.378 – 78.3793 and NRS 78.438 – 78.444 as they relate to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, and (b) no other “fair price,” “moratorium,” “control share acquisition” or similar provision of any state antitakeover Law (collectively, “Takeover Laws”) or any similar antitakeover provision in the Company Charter or Company Bylaws is applicable to this Agreement or any of the transactions contemplated hereby.

Section 3.20    No Rights Plan. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device or Contract in effect to which the Company is a party or otherwise bound.

Section 3.21    Affiliate Transactions. Except for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document filed by the Company prior to the date hereof and for any intercompany Contracts, no executive officer or director of the Company is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any material interest in any material asset, right or property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last 12 months. Since January 1, 2013, there has been no transaction, or series of similar transactions, Contracts, arrangements or understandings, to which the Company or any of its Subsidiaries is or was a party, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC that has not been so disclosed.

Section 3.22    Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) has provided, offered, gifted or promised, directly or knowingly through another person, anything of value to any foreign or domestic government officials or employees for the purpose of (a) influencing any act or decision of any such government official or employee in their official capacity, inducing any such government official or employee to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the Company or any of its Subsidiaries or (b) inducing any such government official or employee to use his or her influence to affect or influence any act or decision of any Governmental Entity, in each case of (a) and (b) in order to assist the Company or any of its subsidiaries in obtaining or retaining business. Neither the Company nor any of its Subsidiaries has received any written communication (or, to the Company’s knowledge, other communication) from any Governmental Entity alleging that the Company or any of its Subsidiaries, or any current or former director, executive, representative, agent or employee thereof, has engaged in the conduct described in preceding sentence, and no such conduct has been discovered by or brought to the attention of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has made or anticipates making any disclosure to any Governmental Entity regarding any such conduct. Neither the Company nor any of its Subsidiaries has established or maintained any unlawful fund of corporate monies or other properties.

Section 3.23    Suppliers. Section 3.23 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 10 suppliers of the Company as measured by the aggregate amounts paid by the Company and its Subsidiaries during the 12-month period ended January 2, 2016, and each supplier that is the sole source available to supply any significant product or service to the Company or any of its Subsidiaries, the loss or disruption of which would be material to the Company and its Subsidiaries, taken as a whole (the “Top Suppliers”). Since January 2, 2016, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Supplier, (b) there has been no material change in the material terms of its business relationship with any Top Supplier adverse to the Company or its Subsidiaries and (c) no Top Supplier has notified the Company or any of its Subsidiaries that it intends to terminate or materially change the pricing or other material terms of its business in any material respect adverse to the Company or its Subsidiaries.

Section 3.24    Customers. Section 3.24 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 10 customers of the Company (the “Top Customers”), as measured by the aggregate amounts paid to the Company and its Subsidiaries during the 12-month period ended January 2, 2016. Since January 2, 2016, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Customer, (b) there has been no material change in the material terms of its business relationship with any Top Customer adverse to the Company or its Subsidiaries and (c) no Top Customer has notified the Company or any of its Subsidiaries that it intends to terminate or materially change the material terms of its business in any material respect adverse to the Company or its Subsidiaries.

Section 3.25    Brokers; Transaction Expenses. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true, correct and complete copy of all Contracts pursuant to which J.P. Morgan Securities LLC is entitled to any compensation, cost, fee or expense in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.26    Government Contracts.

(a)    To the knowledge of the Company, each Government Contract that has not expired by its terms, under which the Company still has performance obligations, or for which final payment has not been received is valid and binding and in full force and effect, was awarded or novated in the name of the Company or a Subsidiary of the Company, and is not the subject of any proposed assignment or novation to any third party.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2013, each of the Company and its Subsidiaries, with respect to each Government Contract or Bid, (i) has complied in all material respects with all terms and conditions and all applicable Law, (ii) has not been in material breach of any contractual requirement or Law, and (iii) has had no money due to it withheld or set off or threatened to be withheld or set off (except in the Ordinary Course of Business as provided by the payment terms of such Government Contract), and (iv) each invoice, claim, representation, certification and other submission or filing submitted by the Company or any of its Subsidiaries complied in all material respects with applicable Law and contractual requirements as of its effective date and has been updated as required.

(c)    Since January 1, 2013, neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company any officer, director, owner or employee of the Company or any of its Subsidiaries, has been suspended, debarred, proposed for debarment or excluded from any Government Contract. To the knowledge of the Company, the consummation of the transactions contemplated by this Agreement would not reasonably be expected to result in any such suspension, proposal for debarment, debarment or exclusion with respect to Parent, the Company or any Subsidiary of the Company (assuming that no such action will result from the identity of Parent).

(d)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2013, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has been, with respect to any Government Contract or Bid, investigated by any Governmental Entity, or subject to any civil claim, indictment, termination for default, cure notice, show cause notice, material disallowance of claimed costs, or penalty for expressly unallowable costs, nor, to the Company’s knowledge, has any of the foregoing actions been threatened. To the knowledge of the Company, there are no outstanding bid protests, disputes or other Actions relating to any Government Contract or Bid, and no such protest, dispute or other Action is threatened or reasonably expected.

(e)    Since January 1, 2013, neither the Company nor any of its Subsidiaries, with respect to any Government Contract: (i) has made any mandatory or voluntary disclosure to any Governmental Entity, or to the knowledge of the Company, failed to timely make any mandatory disclosure for which a failure to disclose would constitute a ground for suspension or debarment; or (ii) has disclosed or been required to mitigate any organizational conflict of interest.

Section 3.27    Opinion of Financial Advisor. J.P. Morgan Securities LLC has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Shares. The Company has delivered (or, as soon as possible following the execution of this Agreement, will deliver) to Parent a true, correct and complete copy of such executed opinion. As of the date hereof, such opinion has not been withdrawn or revoked or otherwise modified.

Section 3.28    No Existing Discussions. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal. Neither the Company nor any of its Subsidiaries has waived any material benefits of, modified in any adverse respect, or consented to any matter with respect to which its consent is required under, any standstill or similar Contract to which the Company or any of its Subsidiaries is a party.

Section 3.29    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for any liability resulting from a breach of any representation or warranty contained in this Article III, neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall, or shall be deemed or construed to, relieve any Person from liability for fraud, limit any recourse or remedy available in respect of fraud, or preclude a determination that a fraud occurred.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as set forth in the disclosure letter (which is arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article IV) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure only with respect to (a) the correspondingly numbered and/or lettered section or subsection of this Agreement and (b) any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face), Parent and the Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1    Organization, Standing and Power.

(a)    Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as, individually or in the aggregate, does not, and would not reasonably be expected to, have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate with all other events, changes, occurrences or effects, that has a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or consummate the Merger or any of the other transactions contemplated hereby.

(b)    Parent has previously furnished or otherwise made available to the Company a true, correct and complete copy of the certificate or articles of incorporation and bylaws of each of Parent and Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or bylaws in any material respect.

Section 4.2    Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Articles of Merger with the Nevada Secretary of State as required by the NRS. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Boards of Directors of Parent and Merger Sub have approved and declared advisable this Agreement and the transactions contemplated hereby.

Section 4.3    No Conflict; Consents and Approvals.

(a)    The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the articles of organization or bylaws or the equivalent organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective assets, rights or properties are bound or subject or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit or imposition of an obligation under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets, rights or properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities and “blue sky” laws, (ii) the filings required under the HSR Act and any filings required under Foreign Antitrust Laws, (iii) such filings as necessary to comply with the applicable requirements of NASDAQ, (iv) the filing with the Nevada Secretary of State of the Articles of Merger as required by the NRS and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4    Certain Information. None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first mailed to the stockholders of the Company, at the time of any amendment or supplement thereto, or at the time of the Company Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein.

Section 4.5    Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.6    Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 4.7    Financing. Parent has delivered to the Company true and complete copies of (i) an executed commitment letter dated as of the date hereof (the “Commitment Letter” and, together with the Fee Letter (as defined below), together, as they may be amended, modified or replaced in accordance with Section 5.2 and together with all annexes, exhibits, schedules and other attachments thereto the “Debt Financing Commitments”) pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (such amounts, the “Debt Financing”) and (ii) the fee letters referred to in such commitment letter (with only fee amounts, dates, pricing caps, “market flex” and other economic terms redacted, none of which would adversely affect the amount or availability of the Debt Financing (the “Fee Letter”). As of the date of this Agreement, none of the Debt Financing Commitments has been amended or modified, and the respective commitments contained in the Debt Financing Commitments have not been withdrawn or rescinded and, to the knowledge of Parent, no withdrawal or rescission thereof is contemplated as of the date of this Agreement. As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). There are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitments. As of the date of this Agreement, no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Debt Financing Commitments by Parent or Merger Sub or, to the knowledge of Parent, any other party to the Debt Financing Commitments. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.3, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Debt Financing Commitments. Parent has fully paid any and all commitment fees or other fees required by the terms of the Debt Financing Commitments to be paid on or before the date of this Agreement. Assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.3 and that the Financing is funded in accordance with the terms of the Commitment Letter, Parent and Merger Sub will have, at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the transactions contemplated hereby, including payment of all amounts required to be paid pursuant to Article II, and to pay all related fees and expenses. In no event shall the receipt or availability of any funds or financing, including under the Debt Financing Commitments, by Parent or Merger Sub or any Affiliate thereof be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

Section 4.8    Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 4.9    NRS 78.378 to 78.3793 and NRS 78.411 to 78.444; Ownership of Shares. None of Parent, Merger Sub or any of their respective Subsidiaries, “affiliates” or “associates” is, nor at any time during the last two years has any such Person been, an “interested stockholder” of the Company, in each case as such term is defined in NRS 78.3787 and NRS 78.423, nor has any such Person acted in association with an “acquiring person” for the purpose of acquiring “control shares” or voting rights with respect to “control shares,” as “acquiring person” and “control shares” are defined in NRS 78.3782 and NRS 78.3784, respectively. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 4.10    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall, or shall be deemed or construed to, relieve any Person from liability for fraud, limit any recourse or remedy available in respect of fraud, or preclude a determination that a fraud occurred.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business of the Company.

(a)    The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course of Business and use reasonable best efforts to preserve substantially intact its assets, properties and business organization and to preserve its present relationships with employees, customers, suppliers and other Persons with which it has material business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) below shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b)    Between the date of this Agreement and the Effective Time, except (w) as required by this Agreement, (x) as disclosed in Section 5.1 of the Company Disclosure Letter, (y) as required by applicable Law, or (z) to the extent Parent shall otherwise consent in writing (which consent, in the cases of the following clauses (v)(B) and (D), (vi), (vii), (viii), (xii) or (to the extent related to such clauses) (xiv), shall not be unreasonably withheld or delayed), neither the Company nor any of its Subsidiaries shall:

(i)    amend or otherwise change its certificate or articles of incorporation or bylaws or any similar governing instruments;

(ii)    (A) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock or any of its other securities, or (B) grant to any Person any right to acquire any shares of its capital stock or its other securities (including any Company Equity Award), except, in each case, (x) pursuant to the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof (or after the date hereof in compliance with this Agreement) and in accordance with the terms of such instruments as in effect on the date hereof, (y) subject to Section 2.2(d), pursuant to the Company ESPP with respect to any offering or purchase period begun before the date of this Agreement and ending under its normal schedule before the Closing Date, or (z) pursuant to the settlement of Company RSUs upon distribution from the Company’s 2005 Deferred Compensation Plan in accordance with the terms thereof and the distribution elections made thereunder;

(iii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other securities (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries);

(iv)    (A) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or any of its other securities or any rights, warrants or options to acquire any such shares or other securities (except in connection with cashless exercises, cancellation of Shares in satisfaction of Tax withholding obligations or similar transactions pursuant to the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof), (B) reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other securities, (C) authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or any of its other securities, (D) adopt or implement any stockholder rights plan, or (E) change the ownership of any of its Subsidiaries, or otherwise engage in any internal corporate restructuring or reorganization, including by way of merger, consolidation or stock or asset sale;

(v)    (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof, (B) acquire any assets having a value in excess of $500,000 individually or $2,500,000 in the aggregate other than purchases of inventory in the Ordinary Course of Business, (C) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or (D) sell or otherwise dispose of any assets having a value in excess of $250,000 individually or $1,000,000 in the aggregate, other than sales or dispositions of inventory in the Ordinary Course of Business;

(vi)    (A) terminate or materially modify or amend any Company Material Contract (or any Contract that, if entered into prior to the date hereof, would constitute a Company Material Contract), or knowingly waive, release or assign any material rights or claims thereunder, or (B) other than in the Ordinary Course of Business, enter into any Contract that, if entered into prior to the date hereof, would constitute a Company Material Contract;

(vii)    make any capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth in Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii)    (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company or routine advances to its employees in the Ordinary Course of Business), (B) incur any Indebtedness or issue, sell or amend any debt securities or any warrants or other rights to acquire any debt securities, (C) assume, guarantee, endorse or otherwise become liable or responsible for the Indebtedness or other obligations of another Person, including any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (other than, in any such case, a guaranty by the Company on behalf of its Subsidiaries) or (D) enter into any hedging Contract or other financial Contract or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in commodities prices, exchange rates or interest rates;

(ix)    except as required to comply with applicable Law or Contracts or Company Plans existing on the date hereof, (A) enter into, terminate or amend any employment, severance, retention, change in control, or similar Contract or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement or similar labor Contract other than (1) any amendment to the employment or similar Contract of any non-officer employee (other than any person covered by an Executive Severance Agreement) that (a) does not increase the compensation of such employee other than as permitted by clause (B) below and (b) is not otherwise adverse to the Company, or (2) any employment or consulting Contract for a new non-officer employee or consultant that does not provide severance or notice periods beyond the requirements of applicable Law, (B) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant except for such salary increases made in the Ordinary Course of Business (in an aggregate amount not to exceed the percentage set forth in Section 5.1(b)(ix) of the Company Disclosure Letter as compared with the aggregate salary for the prior year) and with no increase for any person covered by an Executive Severance Agreement, (C) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity compensation, (D) pay any material benefit not provided for as of the date of this Agreement under any Company Plan, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock or restricted stock units, (except that, if the Closing Date is later than June 30, 2016, cash bonus criteria for the period July 1, 2016 through December 31, 2016 may be set before the Closing Date if such timing would be in the Ordinary Course of Business consistent with past practice and the bonuses do not increase the bonus opportunity over those in effect for the period January 1, 2016 through June 30, 2016) or remove existing restrictions in any benefit plans or Contracts or awards made thereunder or (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Plan;

(x)    implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)    make or change any material Tax election, change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement, waive or extend the statute of limitations with respect to material Taxes, settle or compromise any material Tax liability, claim or assessment, or surrender any right to claim a material refund of Taxes;

(xii)    compromise or settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or Contracts in the Ordinary Course of Business that (A) involve only the payment of money damages not in excess of $250,000 individually or $1,000,000 in the aggregate and (B) do not impose equitable relief on the Company or any of its Subsidiaries or provide for any admission of wrongdoing by the Company or any of its Subsidiaries;

(xiii)    fail to maintain insurance at levels substantially comparable to levels existing as of the date of this Agreement; or

(xiv)    authorize or agree to take any of the actions described in Section 5.1(b)(i) through Section 5.1(b)(xiii).

Section 5.2    Financing Cooperation.

(a)    Each of Parent and Merger Sub shall use its reasonable best efforts to take (or cause to be taken) all actions, and to do (or cause to be done) all things necessary, proper or advisable to consummate and obtain the proceeds of the Debt Financing contemplated by the Debt Financing Commitments on the terms and conditions described in the Debt Financing Commitments (including any flex provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contained therein or on other terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) and not in violation of this Section 5.2(a) (including clauses (A)-(C) below), (ii) satisfy (or, if deemed advisable by Parent, seek a waiver of) on a timely basis all conditions applicable to Parent and Merger Sub in the Debt Financing Commitments that are within its control and otherwise comply with its obligations thereunder and pay related fees and expenses on the Closing Date, (iii) maintain in effect the Debt Financing Commitments in accordance with the terms thereof (except for amendments and supplements not prohibited by this Section 5.2(a)) until the transactions contemplated by this Agreement are consummated or this Agreement is terminated in accordance with its terms, and (iv) enforce its rights under the Debt Financing Commitments in the event of a breach by any counterparty thereto. Parent shall have the right from time to time to amend, supplement, amend and restate or modify the Debt Financing Commitments; provided, that any such amendment, supplement, amendment and restatement or other modification shall not, without the prior written consent of the Company (A) add new (or adversely modify any existing) conditions precedent to the Debt Financing as set forth in the Debt Financing Commitments as in effect on the date hereof, (B) except as otherwise set forth herein, reduce the aggregate amount of the Debt Financing Commitments (including by changing the amount of fees to be paid or original issue discount of the Debt Financing as set forth in the Debt Financing Commitments) in a manner that would adversely impact the ability of Parent to consummate the Merger or that would otherwise be expected to delay or impede the Merger or

(C) otherwise be reasonably expected to (1) prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement, (2) make the funding of the Debt Financing as set forth in the Debt Financing Commitments less likely to occur or (3) adversely impact the ability of Parent or Merger Sub to enforce their rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto. For the avoidance of doubt, Parent may amend, supplement, amend and restate, modify or replace the Debt Financing Commitments as in effect at the date hereof (x) to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitments as of the date of this Agreement or (y) to increase the amount of Indebtedness contemplated by the Debt Financing Commitments. For purposes of this Section 5.2, references to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitments (including any flex provisions applicable thereto) as permitted to be amended, supplemented, replaced or modified by this Section 5.2(a) (and, if applicable, shall include any Alternative Financing used to satisfy the obligations under this Agreement) and references to “Debt Financing Commitments” shall include such documents as permitted to be amended or modified by this Section 5.2(a) (and, if applicable, shall include any commitments in respect of Alternative Financing). Parent shall (X) give the Company prompt notice of any material breach or default by any party to the Debt Financing Commitments or any Alternative Financing, in each case of which Parent has become aware, and any purported termination or repudiation by any party of the Debt Financing Commitments or any Alternative Financing, in each case of which Parent has become aware, or upon receipt of written notice of any material dispute or disagreement between or among the parties to the Debt Financing Commitments or any Alternative Financing and (Y) otherwise keep the Company reasonably informed of the status of Parent’s efforts to arrange the Debt Financing upon Company’s reasonable request. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Financing Commitments, but alternative facilities are available on terms and conditions substantially similar to the Debt Financing Commitments, Parent shall use its reasonable best efforts to promptly arrange to obtain alternative financing (“Alternative Financing”) from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement; provided, that Parent shall use its reasonable best efforts to ensure that the terms of such Alternative Financing do not expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing Date as set forth in the Commitment Letter in effect on the date of this Agreement or otherwise include terms (including any “flex” provisions) that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement. In addition, Parent shall have the right to substitute the net cash proceeds received by Parent after the date hereof and prior to the Closing from consummated offerings or other incurrences of debt (including notes) by Parent for all or any portion of the Debt Financing by reducing commitments under the Commitment Letter; provided, that (w) to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the transactions contemplated by this Agreement on the Closing Date, the termination of this Agreement or the Termination Date as applicable, (x) such offering or other incurrence of debt does not result in a breach or default under, or violation of, the Commitment Letter, (y) the aggregate amount of the Debt Financing committed under the Commitment Letter following such reduction, together with other cash and cash equivalents available to Parent, is sufficient to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement and (z) Parent promptly notifies the Company of such substitution and reduction. If commitments under the Commitment Letter have been reduced to zero in connection with the preceding sentence, the obligations of the Company and its Subsidiaries pursuant to Section 5.2(b) shall no longer be in effect. Further, Parent shall have the right to substitute commitments in respect of other debt financings for all or any portion of the Debt Financing from the same and/or alternative bona fide financing sources so long as (v) such other debt financing does not result in a breach or default under, or violation of, the Commitment Letter (to the extent it remains in effect following such substitution), (w) the aggregate amount of the Debt Financing, together with other cash and cash equivalents available to Parent, is sufficient to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement, (x) all conditions precedent to effectiveness of definitive documentation for such debt financing have been satisfied and the conditions precedent to funding of such financing are, in respect of certainty of funding, equivalent to (or more favorable to Parent than) the conditions precedent set forth in the Commitment Letter, (y) such substitution would not reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing or such other debt financing on the Closing Date and (z) prior to funding of any loans thereunder, the commitments in respect of such debt financing are subject to restrictions on assignment that are in the aggregate substantially equivalent to or more favorable to the Company that the corresponding restrictions set forth in the Commitment Letter, to supplement or replace the Debt Financing. True, correct and complete copies of each amendment or modification to the Commitment Letter relating thereto and documents with respect to each alternative or substitute financing commitment in respect thereof (each, a “New Debt Commitment Letter”), together with all related fee letters (solely in the case of the fee letter, with only the fee amounts, dates, pricing caps, “market flex” and other economic terms redacted) (each, a “New Fee Letter”), will be promptly provided to the Company (and drafts thereof shall be made available to the Company prior to any such substitution). In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Commitment Letter” shall be deemed to include the Commitment Letter which is not superseded by a New Debt Commitment Letter at the time in question and each New Debt Commitment Letter to the extent then in effect, and (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Commitment Letter that is not superseded by any New Debt Commitment Letter at the time in question and to each New Debt Commitment Letter to the extent then in effect.

(b)    The Company shall provide, shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause their respective Representatives to provide, on a timely basis all cooperation reasonably requested by Parent in connection with the Debt Financing (provided; that such requested cooperation shall not unreasonably interfere with the business or operations of the Company and its Subsidiaries), including (i) furnishing the financial information with respect to the Company described in paragraph 3 of Exhibit C to the Commitment Letter and such other historical financial information or other information regarding the Company and its Subsidiaries reasonably requested by Parent or the Financing Sources to consummate the Debt Financing and customarily included in marketing materials for senior secured bank lending transactions, in each case in advance of the Marketing Period (all such information in this clause (i), collectively, the “Required Information”); (ii) furnishing the report of the Company’s independent accountants on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and obtaining the consent of such accountants to the use of such report in accordance with the accountants’ normal custom and practice and causing such accountants to provide customary comfort letters (including “negative assurance” comfort) consistent with the accountants’ normal practice to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (iii) furnishing such customary financial statements, schedules or other financial data or other pertinent information relating to the Company and its Subsidiaries (including information reasonably necessary for Parent to produce pro forma financial information) reasonably requested by Parent or any of its Representatives in connection with any such financing, including financial statements, financial data and other information (A) if Parent has elected to undertake a registered public offering, of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering by Parent or (B) if Parent has elected to undertake a Rule 144A offering, of the type customary for Rule 144A offerings by first time issuers in order to consummate the offering(s) of debt securities contemplated by any such financing, or as otherwise reasonably necessary in connection with any such financing or as otherwise reasonably necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with any offering(s) of debt securities in connection with any such financing (it being understood that the Company will have no obligation to prepare (1) subsidiary financial statements required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or (2) any post-Closing financial information); (iv) providing reasonable assistance with the preparation of business projections, customary financing documents and customary offering materials in connection with the Debt Financing; (v) providing customary documents and certificates, and taking other actions reasonably requested by Parent that are or may be customary in connection with the Debt Financing (including (A) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness contemplated by any such financing to be paid off, discharged and terminated on the Closing Date, (B) to the extent required by the Debt Financing, facilitating the pledging of collateral; provided, that no pledge shall be operative until the Effective Time, (C) obtaining consents, surveys and title insurance required by the Debt Financing, and (D) consulting with Parent in connection with the negotiation of such definitive financing documents and agreements and such other customary documents as may be reasonably requested by Parent); (vi) providing assistance in the preparation of (A) one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other customary marketing and syndication materials reasonably requested by Parent or any of its Affiliates in connection with the Debt Financing and (B) customary pro forma financial statements reflecting the Merger and the Debt Financing; (vii) cooperating with the marketing efforts for any portion of the Debt Financing, including using reasonable best efforts to assist Parent in ensuring that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; (viii) permitting the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Debt Financing, provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (ix) participating as necessary in a reasonable number of meetings, presentations, customary one-on-one sessions that are requested in advance and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management), in each case, in connection with the Debt Financing; (x) reasonably cooperating with any financing sources or prospective financing sources (including lenders, underwriters, initial purchasers or placement agents) for the Debt Financing (together with the arrangers and the partners, stockholders, managers, members, directors, attorneys, officers, employees, advisors, accountants, consultants, agents, Affiliates and Representatives and successors of any of the foregoing, collectively, the “Financing Sources”) and their respective agents’ due diligence, including providing access to documentation reasonably requested by any such Person in connection with the Debt Financing (including sufficient access to allow any Financing Source to complete field exams and inventory appraisals); (xi) assisting in preparing customary rating agency presentations and participating in a reasonable number of sessions with rating agencies in connection with the Debt Financing; and (xii) as long as such information is requested by the Financing Sources in writing at least 10 Business Days prior to the Closing Date, providing to the Financing Sources, at least three Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities with respect to the Company and its Subsidiaries under applicable “know your customer” and anti-money laundering Laws, including the USA PATRIOT Act of 2001, as amended; provided, that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with any such financing except for any payment that is conditioned upon, and shall not take effect until, the Effective Time, and (y) no obligations of the Company or any of its Subsidiaries under any Contract, certificate, document or instrument delivered pursuant to this Section 5.2 shall be required to be effective until the Effective Time. The Company will provide to Parent and the Financing Sources such information (including any updates to the Required Information) as may be necessary so that the marketing materials for any such financing are true and correct in all material respects and do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not materially misleading.

(c)    Notwithstanding anything in this Section 5.2 to the contrary, (i) in fulfilling its obligations pursuant to this Section 5.2, none of the Company, its Subsidiaries or their respective Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time and (ii) Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in good faith in connection with fulfilling its obligations pursuant to this Section 5.2. Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the arrangement of any such financing and any information used in connection therewith (other than information provided by the Company, any of its Subsidiaries or any of their respective Representatives in writing for use in the Debt Financing documents), except in the event such loss or damage arises out of or results from the gross negligence, fraud, intentional misrepresentation or willful misconduct of any of its obligations hereunder by the Company, any of its Subsidiaries or any of their respective Representatives.

Section 5.3    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. This Section 5.3 shall in no way limit any other provision of this Agreement.

Section 5.4    Acquisition Proposals.

(a)    The Company agrees that neither it nor any of its Subsidiaries shall, and that neither it nor any of its Subsidiaries shall authorize or permit any of their respective officers, directors, employees, agents, advisors and representatives, including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries (collectively, “Representatives”) to, directly or indirectly:

(i)    initiate, solicit, knowingly facilitate or knowingly encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (including (A) approving any transaction under NRS 78.411 – NRS 78.444, (B) approving any Person becoming an “interested stockholder” as defined in NRS 78.423 or (C) granting any amendment, waiver or release of any standstill or similar Contract with respect to the Company or any Shares);

(ii)    engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any information or data relating to the Company and its Subsidiaries in connection with, an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii)    approve, endorse or recommend any Acquisition Proposal (or propose to do so); or

(iv)    execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar Contract relating to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

provided, however, in each case, it is understood and agreed that any determination or action by the Company Board expressly permitted under Section 5.4(b), Section 5.4(d), Section 5.4(e) or Section 7.1(c)(ii) shall not, in and of itself, be deemed to be a breach of this Section 5.4(a). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.4(a) by any Representative of the Company or any of its Subsidiaries, whether such Person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 5.4(a) by the Company.

(b)    Notwithstanding anything to the contrary in Section 5.4(a), but subject to the requirements of the remainder of this Section 5.4, at any time prior to obtaining the Company Stockholder Approval, the Company may, in response to an unsolicited bona fide written Acquisition Proposal received after the date hereof that did not result from a breach of Section 5.4(a) and that the Company Board determines in good faith, after consultation with outside counsel and its independent financial advisor, constitutes or would reasonably be expected to lead to a Superior Proposal, (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms substantially similar to, and no less favorable to the Company than, the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal.

(c)    Subject to the actions expressly permitted by Section 7.1(c)(ii)(on the terms and subject to the conditions set forth therein), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, its recommendation of this Agreement or the Merger or (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of such actions, an “Adverse Recommendation Change”).

(d)    Notwithstanding anything to the contrary in this Section 5.4, the Company Board or any committee thereof may, prior to obtaining the Company Stockholder Approval, make an Adverse Recommendation Change only if:

(i)    the Company Board or such committee has determined that a Superior Proposal is outstanding;

(ii)    the Company Board or such committee reasonably determines in good faith, after consultation with outside counsel and its independent financial advisor, that its fiduciary obligations require it to make an Adverse Recommendation Change, but only after the fifth Business Day following Parent’s receipt of written notice (an “Adverse Recommendation Notice”) advising Parent that the Company Board or such committee desires to make an Adverse Recommendation Change (and the manner and timing in which it intends to do so) (such five Business Day period, the “Notice Period”);

(iii)    the Company provides Parent with a reasonable opportunity to make adjustments in the terms and conditions of this Agreement and negotiates in good faith with Parent with respect thereto during the Notice Period, in each case as would enable the Company Board or such committee to proceed with its recommendation in favor of this Agreement and the Merger;

(iv)    the Company complies with the requirements of Section 5.4(g); and

(v)    Parent does not, at or prior to the end of the Notice Period, make an offer or proposal that the Company Board or such committee determines in good faith (after consultation with outside counsel and its independent financial advisor) to be at least as favorable to the Company’s stockholders from a financial point of view as such Superior Proposal.

Any change to the financial terms or any material change to the other terms of such Superior Proposal shall require the Company to provide to Parent a new Adverse Recommendation Notice and a new Notice Period and to comply with the requirements of this Section 5.4(d) with respect to each such Adverse Recommendation Notice; provided, that each such new Notice Period shall be shortened to three Business Days following the receipt of the corresponding new Adverse Recommendation Notice.

(e)    Notwithstanding anything to the contrary in this Section 5.4, the Company Board or any committee thereof may, prior to obtaining the Company Stockholder Approval, make an Adverse Recommendation Change in response to a material development or change in circumstances (not relating to any Acquisition Proposal) that affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, and that was neither known to nor reasonably foreseeable by the Company Board as of or prior to the date hereof (such material development or change in circumstances, an “Intervening Event”) only if:

(i)    the Company Board or such committee has determined in good faith, after consultation with outside counsel and its independent financial advisor, that, in light of such Intervening Event, its fiduciary obligations require it to make an Adverse Recommendation Change;

(ii)    the Company has provided written notice to Parent at least five Business Days prior to making such Adverse Recommendation Change advising Parent that the Company Board or such committee intends to make an Adverse Recommendation Change and specifying the reasons therefor in reasonable detail; and

(iii)     during such five Business Day period, if requested by Parent, the Company has engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need to make an Adverse Recommendation Change.

(f)    No Adverse Recommendation Change shall change the approval of this Agreement or any other approval of the Company Board, including in any respect that would have the effect of causing any state (including Nevada) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Merger. Nothing in Section 5.4(d) shall be deemed to permit the Company to take any action described in Section 5.4(a)(iv) unless simultaneously therewith the Company terminates this Agreement pursuant to Section 7.1(c)(ii) and pays the Termination Fee.

(g)    The Company promptly (and in any event within 24 hours) shall advise Parent orally and in writing of (i) any Acquisition Proposal, (ii) any request for information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal, or (iii) any inquiry or request for discussion or negotiation regarding, or that could reasonably be expected to lead to, an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request. The Company shall (A) keep Parent reasonably informed of the status and details (including any change to the terms) of any such Acquisition Proposal, request or inquiry, (B) contemporaneously with providing any information (including any correspondence or other written material) to a third party in connection with any such Acquisition Proposal, request or inquiry, furnish a true, correct and complete copy of such information (including information provided by electronic mail) to Parent, (C) provide to Parent as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof true, correct and complete copies of all correspondence and other written material sent or provided to the Company or any of its Representatives, including those provided by electronic mail, from any third party in connection with such Acquisition Proposal, request or inquiry and (D) if Parent shall make a counterproposal, consider in good faith the terms of such counterproposal. The Company agrees that it shall not, and shall not permit its Subsidiaries to, enter into any Contract that prohibits or restricts it from providing to Parent the information contemplated by, or otherwise complying with, this Section 5.4(g), Section 5.4(c), Section 5.4(d) or Section 5.4(e).

(h)    Subject to the proviso to this sentence, nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Schedule 14D-9 or (ii) making any required disclosure to the Company’s stockholders, if, in the case of the foregoing clause (i) or clause (ii), in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, however, that in no event shall the Company, the Company Board or any committee of the Company Board take, or agree or resolve to take, any action prohibited by Section 5.4(c), except as expressly permitted by Section 5.4(d) or Section 5.4(e).

(i)    The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately all communications, discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. The Company shall request the prompt return or destruction of all copies of all nonpublic data and information it or its Subsidiaries and its and their Representatives have distributed on or prior to the date of this Agreement to other potential purchasers.

(j)    As used in this Agreement:

(i)    “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, tender offer, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner (including by virtue of any equity interest), directly or indirectly, of (1) 15% or more of the consolidated total assets of the Company and its Subsidiaries or (2) securities that, in the aggregate with any securities then owned by such Person or group of Persons, would result in such Person or group of Persons owning 15% or more of the equity securities of the Company.

(ii)    “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made after the date hereof (A) on terms which the Company Board determines in good faith, after consultation with outside counsel and its independent financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any timely proposal by Parent to amend the terms of this Agreement delivered in accordance with the procedures set forth in Section 5.4(d)) and (B) that, after consultation with outside counsel and its independent financial advisors, the Company Board reasonably believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that (x) for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%” and (y) no Acquisition Proposal shall be deemed a Superior Proposal if any financing required to consummate such Acquisition Proposal is not committed.

Section 5.5    Preparation of Proxy Statement; Stockholders’ Meeting.

(a)    As promptly as reasonably practicable after the date of this Agreement (and, in any event, not later than the 15th Business Day immediately thereafter), the Company shall (i) prepare (with Parent’s reasonable cooperation to the extent required) and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to be held to consider the adoption and approval of this Agreement and (ii) set a record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. No filing or mailing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (and including therein all comments reasonably proposed by Parent) and without the prior approval of Parent (which shall not be unreasonably withheld). The Company will advise Parent promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement or comments on the Proxy Statement and responses thereto or requests by the SEC for additional information, and will promptly provide Parent with true, correct and complete copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. The Company shall respond to any requests or comments from the SEC as promptly as practicable and will provide Parent a reasonable opportunity to review and comment thereon (and include all comments reasonably proposed by Parent in such any response); provided, that the Company will not file or otherwise deliver to the SEC any such response without the prior approval of Parent (which shall not be unreasonably withheld).    The Company shall cause the Proxy Statement to be mailed to its stockholders on or prior to the third Business Day after the resolution of any comments thereon from the SEC or, if the SEC does not inform the Company that it intends to review the Proxy Statement on or before the 10th calendar day following the filing of the Proxy Statement, on or prior to the third Business Day following such 10th calendar day. The Company shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.5(a) to comply in all material respects with all applicable requirements of Law. If, at any time prior to the Effective Time, any information should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed by the Company with the SEC and, to the extent required under applicable Law, disseminated by the Company to stockholders of the Company; provided, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(b)    As promptly as reasonably practicable following the resolution of any comments on the Proxy Statement from the SEC (or, if the SEC does not inform the Company that it intends to review the Proxy Statement on or before the 10th calendar day following the filing of the Proxy Statement, as promptly as reasonably practicable following such 10th calendar day), the Company, acting through the Company Board, shall duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company Board may (and, in the case of the following clauses (ii) and (iii), shall if requested by Parent) postpone or adjourn the Company Stockholders Meeting: (i) with the consent of Parent; (ii)(A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of Shares to obtain the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel and Parent is necessary under applicable law, and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; or (iv) if the Company Board has effected an Adverse Recommendation Change pursuant to (and in compliance with) Section 5.4(e) and the Company Board determines in good faith, after consultation with outside counsel, that the failure to postpone or adjourn the Company Stockholders Meeting would violate NRS 92A.120, for so long as is necessary to avoid such violation; provided, that (x) nothing in the foregoing clauses (ii) or (iii) shall permit any postponement or adjournment of the Company Stockholders Meeting to a date on or after the date that is 10 Business Days prior to the Termination Date and (y) the Company may postpose or adjourn the Company Stockholders Meeting, and Parent may request that the Company postpone or adjourn the Company Stockholders Meeting, pursuant to the foregoing clause (ii) only three times each and, subject to the foregoing clause (x), in each case only for up to 10 Business Days.

(c)    Except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(d) or Section 5.4(e), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt and approve this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Proxy Statement. Unless this Agreement is validly terminated in accordance with Section 7.1 and, to the extent required under the terms of this Agreement, the

Company pays to Parent the Termination Fee in accordance with Section 7.3, the Company’s obligations pursuant to Section 5.5(b) and this Section 5.5(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal. Subject to Section 5.4, the Company shall take all action that is both reasonable and lawful to (x) solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith, and (y) secure the vote of the stockholders of the Company required by the rules of NASDAQ or the NRS to obtain such adoption and approvals.

Section 5.6    Access to Information; Confidentiality.

(a)    From the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with Article VII, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors, managers, employees and representatives to, afford to Parent reasonable access during normal business hours, consistent with applicable Law, to the respective officers, employees, properties, offices, other facilities and books and records of the Company and its Subsidiaries, and shall furnish Parent with all financial, operating and other data and information as Parent shall reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any Contract with any third party in effect on the date hereof, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (iii) otherwise violate any applicable Law; provided, that the Company shall use its reasonable best efforts to provide such access or disclose such information in a manner that would not result in any of the consequences referred to in any of the foregoing clauses (i), (ii) or (iii).

(b)    Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated December 4, 2015, between Parent and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(c)    Notwithstanding anything to the contrary set forth herein or in the Confidentiality Agreement, Parent shall be permitted to (i) disclose nonpublic or otherwise confidential information regarding the Company and its Subsidiaries to Financing Sources, rating agencies and prospective lenders and investors during syndication of any financing subject to their entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities), and (ii) publicly disclose the Required Information and pro forma financial information provided to any Financing Source under any confidential information memoranda prepared in connection with any financing sought or obtained by Parent in connection with the transactions contemplated by this Agreement.

Section 5.7    Further Action; Efforts.

(a)    Upon the terms and subject to the conditions of this Agreement, each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law) to consummate the transactions contemplated by this Agreement at the earliest practicable date, including (i) as promptly as practicable making all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act, the Exchange Act or any other applicable securities Laws and (ii) as promptly as practicable, providing any notice to, and using reasonable best efforts to obtain any consent, waiver or approval from, any third party required in connection with the transactions contemplated by this Agreement under any Contract to which such party is a party. Notwithstanding the foregoing or anything else to contrary, nothing in this Agreement shall require a waiver of any condition set forth in Article VI.

(b)    In furtherance and not in limitation of the provisions of Section 5.7(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than five Business Days from the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act. Parent shall pay all filing fees for the filings required under the HSR Act by the Company and Parent.

(c)    The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity required in connection with the transaction contemplated by this Agreement, including, to the extent related thereto:

(i)    cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and in relation to each step of the procedure before the relevant Governmental Entities, and informing each other as to the contents of all substantive communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any notification or other submission in relation to the transactions contemplated hereunder without first providing the other party with a true, correct and complete copy of such notification in draft form and giving such other party a reasonable opportunity to comment before it is filed with the relevant Governmental Entities, and such first party shall consider in good faith all reasonable comments timely made by the other party in this respect;

(ii)    furnishing to the other party all information within its possession that is required for any application or other submission to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii)    promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and providing, to the extent permitted by Law or Governmental Entity, each party an opportunity to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement; and

(iv)    consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws.

(d)    Notwithstanding the foregoing, each party may in good faith designate commercially and/or competitively sensitive information and materials of that party as “outside counsel only,” in which case the information will be made available only to the receiving party’s outside counsel.

(e)    For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Section 5.8    Employment and Employee Benefits Matters; Other Plans.

(a)    Without limiting any additional rights that any current or former employee of the Company or any of its Subsidiaries (each, a “Company Employee”) may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary of the Effective Time, to maintain the severance-related provisions of existing Company Plans and to provide 100% of the cash severance payments required thereunder to be provided to any Company Employee who does not have an individual Contract providing for severance and is terminated without “cause” (using criteria comparable to those in effect under Parent’s severance policies and subject to a required release of claims on a form to be provided by Parent in connection with such terms).

(b)    Without limiting any additional rights that any Company Employee may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, (i) for the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, to maintain for each Company Employee employed as of the Effective Time (the “Continuing Employees”) base salary levels no less favorable than that in effect as of the date hereof and (ii) for the period commencing at the Effective Time and ending on December 31, 2016, to maintain for each Continuing Employee other cash compensation levels (such term to consist of percentage of salary used for target bonus opportunities (on metrics set by Parent) and commission programs) no less favorable than that in effect as of the date hereof. Any other Company Plans and benefits not specifically described in this Section 5.8 will be provided in the sole discretion of Parent.

(c)    As of and after the Effective Time, Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to provide Continuing Employees full credit for the Continuing Employees’ service with the Company, its Subsidiaries and their predecessor entities for purposes of eligibility, vesting, and benefit accruals under Parent’s 401(k) plan, vacation accrual rates, sick time accrual rates, service used for determining severance under the applicable policy or Contract, and any pre-Closing Date Company Equity Awards that are assumed by Parent to the same extent recognized by the Company immediately prior to the Effective Time.

(d)    Parent will cause the Surviving Corporation and its Subsidiaries to maintain in place, from the Effective Time through December 31, 2016, the pre-Closing Company Plans that provide medical, dental, vision, employee assistance, short-term disability and long-term disability benefits. Such coverage for the Continuing Employees will transition to Parent-provided benefit plans effective January 1, 2017, at which point Parent will be changing its benefits to a calendar year plan year. Parent will provide the Continuing Employees with credit in 2017 for deductibles, co-payments and out-of-pocket maximums for the period between July 1, 2016 and December 31, 2016 in a manner comparable to the crediting it applies to Parent employees at that time, if and when Parent can obtain sufficient information from the insurance carriers or other sources to make it practicable to provide such credits.

(e)    From and after the Effective Time, except as otherwise agreed in writing between Parent or any of its Affiliates and a Continuing Employee or as otherwise provided in this Agreement or the applicable individual written Contract, Parent agrees to cause the Surviving Corporation and its Subsidiaries (including the Surviving Corporation) to honor in accordance with its terms, (i) each existing written employment, retention, change in control, severance and termination Contract of or between the Company or any of its Subsidiaries and any officer, director or employee of that company, (ii) all written obligations in effect as of the Effective Time under any equity-based, bonus or bonus deferral plans, programs or Contracts of the Company or its Subsidiaries and (iii) all vested and accrued benefits under any Company Plans or Contracts of the Company or its Subsidiaries. Notwithstanding the foregoing, new deferrals under the Company 2005 Deferred Compensation Plan will cease no later than the Closing Date.

(f)    At least two Business Days prior to the Closing Date, the Company shall provide Parent evidence that the Company has terminated each Company Plan intended to comply with Section 401(k) of the Code in a form and on terms and timing reasonably satisfactory to Parent, prospectively effective no later than the day before the Effective Time.

(g)    This Section 5.8 shall not apply with respect to individuals covered by collective bargaining agreements or other collective representations, in which case the terms of the applicable collective bargaining agreement or collective representation shall apply, or with respect to individuals or Company Plans subject to non-United States Law, in which case Parent agrees to comply or cause its Subsidiaries to comply with any applicable Laws or employment Contracts with respect to compensation and benefits. Section 5.8 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of the Company or any of its Subsidiaries, any participant in any Company Plan or any beneficiary or trustee thereof. Nothing contained in this Agreement (express or implied) (i) is intended to require Parent to establish or maintain any specific employee benefit plan for any length of time (except as set forth Section 5.8(d)), (ii) is intended to create a Company Plan or any Employee Benefit Plan or amend any of the foregoing, (iii) is intended to confer upon any individual any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, or (iv) shall be construed to indicate the existence of employment relations between the Company or any of its Affiliates and any of its or their service providers (including contractors and consultants). Notwithstanding anything to the contrary in this Agreement, the parties do not intend for this Section 5.8 to create any rights or obligations except between the parties hereto. No Continuing Employee or former employee of the Company or any Subsidiary, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Parent, the Surviving Corporation or any of their respective Affiliates under this Section 5.8.

Section 5.9    Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective Boards of Directors shall take all actions necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.10    Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the other party’s obligation to consummate the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

Section 5.11    Indemnification, Exculpation and Insurance.

(a)    Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any present (as of the Effective Time) or former officer, director or employee of the Company and its Subsidiaries (the “Indemnified Parties”) as provided in the articles of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries disclosed in Section 5.11(a) of the Company Disclosure

Letter shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b)    For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 250% of such last annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for 250% of such last annual premium. With the prior written consent of Parent (which shall not be unreasonably withheld or delayed), the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided, that Parent shall have no obligation to consent to the purchase of any such tail policy if it costs more than 250% of such last annual premium. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, (i) Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation and (ii) no party shall have any obligation to purchase or maintain any other insurance pursuant to this Section 5.11.

(c)    Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect until the final disposition of such Action.

(d)    The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(e)    In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.11.

Section 5.12    Rule 16b-3. Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13    Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 5.14    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement.

Section 5.15    Nasdaq Quotation. The Company agrees to use reasonable best efforts to continue the quotation of the Shares on NASDAQ during the term of this Agreement.

Section 5.16    Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall give Parent the opportunity to participate in (but not control) the defense or settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement, and shall not settle any such litigation without Parent’s prior written consent, except for any settlement that (a) does not (i) include an admission of liability or guilt or (ii) provide for any injunctive or equitable relief, other than any supplemental disclosures approved by Parent pursuant to Section 5.5(a), (b) includes a complete release of Parent and its Affiliates and (c) does not result in the payment by Parent, the Company or any Subsidiary thereof of any amount in excess of the retention or deductible under any applicable insurance policy of the Company.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)    No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c)    HSR Act; Antitrust. Any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, in each case relating to the transactions contemplated by this Agreement under the HSR Act or under any other Antitrust Law specified in Section 6.1(c) of the Company Disclosure Letter.

Section 6.2    Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); provided, however, that notwithstanding the foregoing, each of the representations and warranties of Parent and Merger Sub set forth in Section 4.1 and Section 4.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)    Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in this Section 6.2.

Section 6.3    Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); provided, however, that notwithstanding the foregoing, (i) each of the representations and warranties of the Company set forth in clause (b)(i) of Section 3.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, (ii) each of the representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(h) shall be true and correct, except for any de minimis accuracies therein, in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the representations and warranties of the Company set forth in Section 3.1, Section 3.3 and Section 3.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)    Officers’ Certificate. Parent shall have received a certificate signed by each of the Company’s Chief Executive Officer and Chief Financial Officer certifying as to the matters set forth in this Section 6.3.

(d)    Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(e)    No Restraints. There shall not be pending any suit, action or proceeding by any Governmental Entity (i) challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the Merger or the other transactions contemplated by this Agreement, or seeking to obtain from the Company or (to the extent it relates to the Merger or the other transactions contemplated by this Agreement) Parent or any of its Affiliates, any material damages, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or Merger Sub of all or any material portion of the business or assets of the Company and its Subsidiaries or (to the extent it relates to the Merger or the other transactions contemplated by this Agreement) of Parent and its Affiliates, (iii) seeking to compel the Company, Parent or Merger Sub to dispose of or to hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries or (to the extent it relates to the Merger or the other transactions contemplated by this Agreement) of Parent or any of its Affiliates, (iv) seeking to impose any material limitation on the ability of the Company, Parent or Merger Sub to conduct the business or own the assets or the Company or any of its Subsidiaries or (to the extent it relates to the Merger or the other transactions contemplated by this Agreement) of Parent or any of its Affiliates, (v) seeking to impose material limitations on the ability of Parent or Merger Sub to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote any Shares on all matters properly presented to the Company’s stockholders, or (vi) seeking to require divestiture by Parent or Merger Sub of any Shares.

Section 6.4    Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI, as applicable, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Section 5.7.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)    by mutual written consent of Parent and the Company;

(b)    by either Parent or the Company:

(i)    if the Merger shall not have been consummated on or before 5:00 p.m., Eastern time, on August 22, 2016 (the “Termination Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been a principal cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date;

(ii)    if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if any failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been a principal cause of, or resulted in, such judgment, order, injunction, rule, decree or other action; or

(iii)    if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption and approval of this Agreement was taken;

(c)    by the Company:

(i)    if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.2 and (B) cannot be, or has not been, cured within 20 days after the Company shall have given Parent written notice of such breach or failure and stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of this Agreement; or

(ii)    prior to receipt of the Company Stockholder Approval, in order to enter into a transaction that is a Superior Proposal, if (A) the Company Board has received a Superior Proposal, (B) the Company has complied in all material respects with its obligations under Section 5.4, (C) the Company Board approves, and concurrently with the termination of this Agreement, the Company enters into, a definitive agreement with respect to such Superior Proposal and (D) prior to or concurrently with such termination, the Company pays the Termination Fee;

(d)    by Parent:

(i)    if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.3 and (B) cannot be, or has not been, cured within 20 days after Parent shall have given the Company written notice of such breach or failure and stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of this Agreement; or

(ii)    if: (A) an Adverse Recommendation Change shall have occurred; (B) the Company Board or any committee thereof shall have failed to recommend the Company Stockholder Approval in the Proxy Statement; (C) an Acquisition Proposal is publicly announced, distributed or disseminated to the Company’s stockholders and, following the request of Parent, the Company Board or any committee thereof fails within 10 Business Days of such request to reaffirm its recommendation of the Company Stockholder Approval; (D) the Company Board or any committee thereof shall have approved, endorsed or recommended to the stockholders of the Company an Acquisition Proposal; (E) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by the Merger Sub, Parent or an Affiliate of Parent) and the Company Board or any committee thereof recommends that the stockholders of the Company tender their Shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender or exchange offer, the Company Board or any committee thereof fails to recommend against acceptance of such offer; (F) the Company Board or any committee thereof shall have resolved to do any of the foregoing; or (G) the Company shall have intentionally breached in any material respect Section 5.4 or Section 5.5(b).

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party.

Section 7.2    Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 3.25 (Brokers), Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, however, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of a willful breach of this Agreement or fraud.

Section 7.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 7.3, Section 5.2(c) and Section 5.7(b), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)    In the event that:

(i)    this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) (other than in circumstances subject to Section 7.3(b)(iv)) or Section 7.1(b)(iii), or this Agreement is terminated by Parent pursuant to Section 7.1(d)(i) (other than as a result of a breach of Section 5.4 or Section 5.5(b)), and (A) at any time on or after the date of this Agreement and prior to the termination under Section 7.1(b)(i) or Section 7.1(d)(i) or the taking of a vote to approve this Agreement at the Company Stockholders Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 7.1(b)(iii)), an Acquisition Proposal shall have been communicated to the senior management of the Company or the Company Board or publicly announced or otherwise made known to the stockholders of the Company prior to such termination under Section 7.1(b)(i) or Section 7.1(d)(i) or such vote to approve this Agreement, as applicable, and (B) within 12 months after such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided, that for purposes this Section 7.3(b)(i), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”);

(ii)    this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

(iii)    this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii); or

(iv)    this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) following an Adverse Recommendation Change in response to an Intervening Event,

then, in any such case, the Company shall pay Parent a termination fee of $32,600,000 (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)    Payment of the Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) on the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (ii) prior to or concurrently with such termination, in the case of termination by the Company pursuant to Section 7.1(c)(ii) or by the Company in circumstances subject to Section 7.3(b)(iv) or (iii) no later than the second Business Day after termination, in the case of termination by Parent pursuant to Section 7.1(d)(ii) or by Parent in circumstances subject to Section 7.3(b)(iv).

(d)    Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if any party fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 7.3, the owing party shall pay to the owed party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4    Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders that previously rendered such approval without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything in this Agreement to the contrary, this Section 7.4 and Sections 8.6, 8.7, 8.8, 8.13 and 8.17 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) may not be amended, modified, waived or terminated in a manner that materially and adversely affects the Financing Sources without the prior written consent of the Financing Sources materially and adversely affected thereby.

Section 7.5    Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders that previously rendered such approval without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1    Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)    if to Parent, Merger Sub or the Surviving Corporation, to:

MKS Instruments, Inc.

2 Tech Drive, Suite 201

Andover, MA 01810

Attention: Kathleen F. Burke, Vice President

and General Counsel

Facsimile: (978) 557-5160

E-mail: Kathleen_Burke@mksinst.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Mark G. Borden, Esq. and Hal J. Leibowitz, Esq.

Facsimile: (617) 526-5000

E-mail: mark.borden@wilmerhale.com and

hal.leibowitz@wilmerhale.com

(ii)    if to the Company, to:

Newport Corporation

1791 Deere Avenue

Irvine, CA 92606

Attention: Jeffrey B. Coyne, Senior Vice President

and General Counsel

Facsimile: (949) 253-1221

E-mail: Jeffrey.Coyne@newport.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, CA 92612

Attention: Michael E. Flynn, Esq.

Facsimile: (949) 475-4774

E-mail: MFlynn@gibsondunn.com

Section 8.3    Certain Definitions. For purposes of this Agreement:

(a)    “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)    “Bid” means any outstanding quotation, bid or proposal by the Company or any of its Subsidiaries which, if accepted or awarded, would lead to a contract with a Governmental Entity or a prime contractor or subcontractor to a Governmental Entity, for the supply of goods, licensing of property, or provision of services by the Company or any of its Subsidiaries;

(c)    “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Boston, Massachusetts are authorized or required by applicable Law to be closed;

(d)    “Company Plan” means any Employee Benefit Plan in respect of any employees, independent contractors, directors, officers or equityholders of the Company or any of its Subsidiaries that are sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is required to make payments, transfers or contributions or has or may have any actual or potential liability;

(e)    “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise;

(f)    “Customer Offerings” means (i) the products (including Software and Documentation) that the Company or any of its Subsidiaries (A) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, (B) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties within the previous six years, or (C) currently plans to develop, manufacture, market, distribute, make available, sell or license to third parties in the future and (ii) the services that the Company or any of its Subsidiaries (A) currently provides or makes available to third parties, (B) has provided or made available to third parties within the previous six years, or (C) currently plans to provide or make available to third parties in the future;

(g)    “Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users;

(h)    “Employee Benefit Plan” means all (i) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (A) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (B) maintained outside the United States or (C) individually negotiated or applicable only to one individual and (ii) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting Contracts (except for Contracts that provide for at will employment that can be terminated at no cost to the Company or any of its Subsidiaries), severance Contracts, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof;

(i)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(j)    “ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any of its Subsidiaries;

(k)    “Exploitation” means development, design, testing, modification, making, use, sale, having made, use or sold, importation, reproduction, marketing, distribution, commercialization, support, maintenance, correction and creation of derivative works of;

(l)    “Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, Bid, change order, arrangement or other commitment of any kind between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand;

(m)    “Internal Systems” means the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by the Company or any of its Subsidiaries in their business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test any Customer Offering, whether located on the premises of the Company or any of its Subsidiaries or hosted at a third party site;

(n)    “knowledge” (i) of the Company means the actual knowledge, after reasonable investigation, of the individuals listed in Section 8.3(n) of the Company Disclosure Letter and (ii) of Parent means the actual knowledge, after reasonable investigation, of the individuals listed in Section 8.3 of the Parent Disclosure Letter;

(o)     “Marketing Period” means the first period of at least 15 consecutive Business Days (ending no later than the Business Day immediately prior to the Closing Date) following receipt of the Required Information, throughout which (i) Parent shall have received from the Company (and the Financing Sources shall have had access to) all of the most current Required Information and during which period such information shall be accurate and complete, (ii) the conditions set forth in Section 6.1 and Section 6.3 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) and (iii) nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 6.1 and Section 6.3 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such period referred to above; provided, however, that neither July 4, 2016 nor any day during the period from and including August 22, 2016 through September 5, 2016 shall be deemed a Business Day for purposes of this definition;

(p)    “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(q)    “Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form; and

(r)    “Subsidiary” means, with respect to any Person, any other Person in which such first Person (or another Subsidiary of such first Person) holds stock or other ownership interests representing (i) more than 50% of the voting power of all outstanding stock or ownership interests of such other Person or (ii) the right to elect a majority or more of the board of directors (or similar governing body) of such other Person.

Section 8.4    Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this

Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Where this Agreement refers to information that was “made available,” that means that such information was included, and visible to Parent and its Representatives without restriction, in the Merrill Data Site maintained with respect to the Company in connection with the transactions contemplated by this Agreement continuously throughout the period beginning two Business Days prior to the date of this Agreement and ending immediately prior to the execution of this Agreement. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

Section 8.5    Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6    Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) from and after the Effective Time, the rights of holders of Shares to receive the Merger Consideration set forth in Article II and (c) from and after the Effective Time, the rights of holders of Company Equity Awards to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement; provided, that the Financing Sources shall be intended third parties beneficiaries of this Section 8.6 and Sections 7.4, 8.7, 8.8, 8.13 and 8.17 and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect to the Financing Sources may be made without the prior consent of the Financing Sources). The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware (except that the provisions of the Laws of the State of Nevada shall apply with respect to (i) the fiduciary duties of the Company Board and (ii) any provisions set forth herein that are required be governed by such Laws or where such Laws are otherwise mandatorily applicable to the transactions contemplated hereby). Notwithstanding the foregoing, any action (whether at law, in contract or in tort) or proceeding involving any Financing Source (including any Alternative Financing) that may be based upon, arise out of or relate to the Debt Financing or the negotiation, execution or performance of any document (including Debt Financing Commitments) in connection therewith (other than any determinations thereunder as to (x) the accuracy of any representations and warranties made by or on behalf of the Company and its Subsidiaries in this Agreement and whether as a result of any inaccuracy thereof Parent or any of its Subsidiaries that is a party to this Agreement can terminate its obligations under this Agreement or not consummate the Merger, (y) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement and (z) the interpretation of the definition of “Material Adverse Effect” and whether a Material Adverse Effect has occurred; each of (x) through (z) shall be governed by the internal laws of the State of Delaware) shall be governed by and construed in accordance with the laws of the state of New York without regard to principles of conflicts of law which would require the application of the laws of another jurisdiction.

Section 8.8    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or the Complex Commercial Litigation Division for the Superior Court in New Castle County (the “CCLD”). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing Commitments, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 8.13 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

Section 8.9    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent and/or Merger Sub may assign this Agreement to any direct or indirect wholly owned Subsidiary of Parent without the consent of the Company; provided, that Parent and/or Merger Sub, as the case may be, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or the CCLD, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11    Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING IN RESPECT OF ANY DEBT FINANCING OR ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST THE FINANCING SOURCES).

Section 8.14    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15    Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16    No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.17    Nonrecourse. Notwithstanding anything to the contrary contained herein, (a) the Company (on behalf of itself and its Affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity (whether in tort, contract or otherwise); and (b) the Company (on behalf of itself and its Affiliates, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, and agrees to cause any such action or proceeding asserted by the Company (on behalf of itself and its Affiliates, directors, officers, employees, agents and representatives) in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, against any Financing Source to be dismissed or otherwise terminated; provided, that notwithstanding the foregoing, nothing in this Section 8.17 shall in any way limit or modify the rights and obligations of Parent or Merger Sub under this Agreement or any Financing Source’s obligations to Parent or Merger Sub under the Commitment Letter or the Debt Financing. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MKS INSTRUMENTS, INC.

By:	/s/ Gerald G. Colella
Name:	Gerald G. Colella
Title:	Chief Executive Officer and President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

PSI EQUIPMENT, INC.

By:	/s/ Seth H. Bagshaw
Name:	Seth H. Bagshaw
Title:	President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

NEWPORT CORPORATION

By:	/s/ Robert J. Phillippy
Name:	Robert J. Phillippy
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

FORM OF STOCKHOLDER AGREEMENT

This STOCKHOLDER AGREEMENT (this “Agreement”) is made and entered into as of February 22, 2016 by and between MKS INSTRUMENTS, INC., a Massachusetts corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of NEWPORT CORPORATION, a Nevada corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery hereof, Parent, PSI Equipment, Inc., a Nevada corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger of even date herewith (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with its terms and subject to its conditions;

WHEREAS, Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of each class of capital stock of the Company as is indicated on the signature page of this Agreement; and

WHEREAS, as a material inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent and Stockholder hereby agree as follows:

1.    Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

(a)    “Constructive Sale” means with respect to any security, a short sale with respect to such security, entering into a futures or forward contract to deliver such security or entering into any other transaction that has the effect of either directly or indirectly pledging, encumbering or assigning such security.

(b)    “Shares” means (i) all shares of capital stock of the Company owned, beneficially or of record, by Stockholder as of the date hereof, and (ii) all additional shares of capital stock of the Company acquired by Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as such term is defined in Section 7); provided, that no Share that is Transferred by Stockholder in a manner expressly permitted by this Agreement shall be deemed a Share for the purposes of this Agreement following such Transfer.

(c)    “Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation or suffrage of a Lien upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof.

2.    Transfer and Voting Restrictions.

(a)    At all times during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined in Section 7), Stockholder shall not, except in connection with the Merger, Transfer or suffer a Transfer of any of the Shares. Notwithstanding anything to the contrary in this Agreement, this Section 2(a) shall not prohibit a Transfer of the Shares by Stockholder (i) to any Person who is a family member of Stockholder (as the term “family member” is defined by Form S-8 promulgated under the Securities Act (or any successor or comparable form)), (ii) upon the death of Stockholder, (iii) pursuant to any written trading plan in effect on the date of this Agreement intended to satisfy the requirements of Rule 10b5-1 under the Exchange Act, (iv) to an Affiliate of Stockholder, (v) that results from the withholding by the Company, or sale by Stockholder, to the extent necessary to cover Taxes incurred upon (1) the exercise and settlement of any Company SAR of Stockholder that otherwise would expire in accordance with its terms prior to the Expiration Date, or (2) the vesting of any Company RSU of Stockholder prior to the Expiration Date, or (vi) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or similar Law; provided, that a Transfer referred to in clauses (i), (ii) and (iv) of this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

(b)    Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, Stockholder will not knowingly or intentionally commit any act that would reasonably be expected to restrict or affect Stockholder’s legal power, authority and right to vote any of the Shares. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, Stockholder shall not enter into any voting agreement with any Person with respect to any of the Shares, grant any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement with any Person limiting or affecting Stockholder’s legal power, authority or right to vote any of the Shares in favor of the approval of the Proposed Transaction (as such term is defined in Section 3).

(c)    In furtherance of this Agreement, and concurrently herewith, Stockholder shall and hereby does authorize the Company or the Company’s counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares during the time this Agreement is in effect. At the request of Parent, Stockholder shall cause to be provided to Parent evidence of such stop transfer order.

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3.    Agreement to Vote Shares.

(a)    Prior to the Expiration Date, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder (in Stockholder’s capacity as such) shall appear at the meeting or otherwise cause the Shares to be present thereat for purposes of establishing a quorum and, to the extent not voted by the Persons appointed as proxies pursuant to this Agreement, vote (i) in favor of the adoption and approval of the Merger Agreement and the approval of the other transactions contemplated thereby (collectively, the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any Acquisition Proposal or any other action that could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction. Notwithstanding the foregoing, nothing in this Agreement shall require Stockholder to vote or otherwise consent to any amendment to the Merger Agreement or the taking of any action that would result in the amendment, modification or a waiver of a provision therein, in any such case, in a manner that decreases the amount or changes the form of the Merger Consideration. Except as expressly set forth in this Section 3(a), Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company.

(b)    If Stockholder is the beneficial owner, but not the record holder, of any of the Shares, Stockholder agrees to take all actions necessary to cause the record holder and any nominees to vote all of the Shares in accordance with Section 3(a).

4.    Grant of Irrevocable Proxy.

(a)    Stockholder hereby irrevocably appoints, until the Expiration Date, Parent and each of its executive officers or other designees (the “Proxyholders”), as Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), and grants to the Proxyholders full authority, for and in the name, place and stead of Stockholder, to vote the Shares, to instruct nominees or record holders to vote the Shares, or grant a consent or approval in respect of the Shares solely in accordance with Section 3.

(b)    Stockholder hereby revokes any proxies heretofore given by Stockholder in respect of the Shares and agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein.

(c)    Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest, is intended to be irrevocable in accordance with the provisions of Section 78.355 of the NRS, and may under no circumstances be revoked. The irrevocable proxy granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy or incapacity of Stockholder.

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(d)    The Proxyholders may not exercise this irrevocable proxy on any matter except as provided above. Stockholder may vote the Shares on all other matters.

(e)    Parent may terminate this proxy at any time by written notice to Stockholder. Notwithstanding anything to the contrary in this Agreement, this proxy shall automatically terminate upon the valid termination of this Agreement in accordance with Section 7.

5.    Action in Stockholder Capacity Only. Stockholder is entering into this Agreement solely in Stockholder’s capacity as a record holder and beneficial owner, as applicable, of Shares and not in Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect Stockholder’s ability to act as an officer or director of the Company.

6.    Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent as follows:

(a)    (i) Stockholder is the beneficial or record owner of the Shares indicated on the signature page of this Agreement free and clear of any and all Liens; and (ii) Stockholder does not beneficially own any securities of the Company other than the Shares set forth on the signature page of this Agreement.

(b)    As of the date hereof and for so long as this Agreement remains in effect (including as of the date of the Company Stockholders Meeting, which, for purposes of this Agreement, includes any adjournment or postponement thereof), except as otherwise provided in this Agreement, Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4; and (ii) vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other Person (including any Governmental Entity), except for any such consent, approval or action that, individually or in the aggregate, would not materially impair Stockholder’s ability to perform Stockholder’s obligations under this Agreement. Without limiting the generality of the foregoing, Stockholder has not entered into any voting agreement (other than this Agreement) with any Person with respect to any of the Shares, granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting Stockholder’s legal power, authority or right to vote the Shares on any matter.

(c)    This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

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(d)    The execution, delivery and performance of this Agreement by Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair Stockholder’s ability to perform Stockholder’s obligations under this Agreement.

7.    Termination. This Agreement shall terminate and be of no further force or effect whatsoever as of the earlier of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to the terms of Article VII thereof or (b) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 8 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve Stockholder from any liability for any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement prior to such termination.

8.    Miscellaneous Provisions.

(a)    Amendments. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties.

(b)    Extension of Time; Waivers. The parties may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party set forth in this Agreement or any document delivered pursuant hereto or (iii) subject to applicable Law, waive compliance with any of the agreements of the other party contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

(c)    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (ii) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iii) on the earlier of confirmed receipt or the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered (x) if to Parent, to the address, e-mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and (y) if to Stockholder, to Stockholder’s address, e-mail address or facsimile number shown on Stockholder’s signature page hereto.

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(d)    Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. No summary of this Agreement prepared by either party shall affect the meaning or interpretation of this Agreement.

(e)    Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof.

(f)    Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder.

(g)    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(h)    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by either party or such party’s Affiliates against the other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or the CCLD. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service

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of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the suit, action or proceeding in any such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(i)    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void, except that Parent may assign this Agreement to any direct or indirect wholly owned Subsidiary of Parent without the consent of Stockholder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns, including Stockholder’s estate and heirs upon the death of Stockholder.

(j)    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or the CCLD, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(k)    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(l)    WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(m)    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

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(n)    Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

(o)    No Presumption Against Drafting Party. Each of Parent and Stockholder acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

(p)    Attorneys’ Fees. In any action at law or suit in equity with respect to this Agreement or the rights of any of the parties, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

(q)    Further Assurances. Stockholder hereby agrees that Parent may publish and disclose in any proxy materials (including all documents and schedules filed with the SEC), Stockholder’s identity and ownership of the Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement with any filing made by Parent with the SEC relating to the Proposed Transaction. Stockholder agrees to notify Parent promptly of any additional Shares of which Stockholder becomes the record or beneficial owner after the date of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Stockholder Agreement to be duly executed as of the date first above written.

MKS INSTRUMENTS, INC.

By:
Name:
Title:

[Stockholder Name]

Address:

Telephone:	( ) -
Facsimile:	( ) -
E-Mail Address:

Shares Beneficially Owned by Stockholder:
shares of common stock, par value $0.1167 per share

EXHIBIT B

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

NEWPORT CORPORATION

The Amended and Restated Articles of Incorporation of Newport Corporation, a Nevada corporation (the “Corporation”), consist of the articles set forth as follows:

1.	Name.

The name of the corporation is Newport Corporation (the “Corporation”).

2.	Registered Office.

The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

3.	Authorized Capital Stock.

The total authorized capital stock of the Corporation shall consist of one thousand (1,000) shares of common stock, $0.01 par value.

4.	Directors.

The members of the governing board of the Corporation are styled as directors. The Board of Directors shall be elected in such manner as shall be provided in the Bylaws of the Corporation. The current Board of Directors consists of three (3) directors. The number of directors may be changed from time to time in such manner as shall be provided in the Bylaws of the Corporation.

5.	Indemnification; Exculpation

(a)    This Corporation shall, to the full extent permitted by Section 78.751 of the Nevada Revised Statutes, as amended from time to time, indemnify all directors or officers whom it may indemnify under that section.

(b)    To the fullest extent that the laws of the State of Nevada as they exist on the date hereof or as they may hereafter be amended permit the limitation or elimination of the liability of directors or officers, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer.

(c)    Any repeal or amendment of the foregoing provisions of this Article Five by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing prior to the time of such repeal or amendment.

EXHIBIT C

AMENDED AND RESTATED BYLAWS

OF

NEWPORT CORPORATION

These Amended and Restated Bylaws (these “Bylaws”) of Newport Corporation, a Nevada corporation (hereinafter called the “Corporation”), are dated as of [●], 2016.

ARTICLE I

OFFICES

Section 1. Registered Office. The Corporation shall have a registered agent, who may be either an individual or corporation, resident or located in the State of Nevada, in charge of its registered office in said state. The registered agent shall be chosen by and serve at the pleasure of the Board of Directors and shall hold office until a successor is chosen and qualified.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Nevada as shall be designated from time to time by the Board of Directors.

Section 2. Annual Meetings. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. Special Meetings. Unless otherwise required by law or by the articles of incorporation of the Corporation, as amended and restated from time to time (the “Articles of Incorporation”), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (a) the Chairman, if there be one, or (b) the President, (c) any Senior Vice President or Vice President, if there be one, (d) the Secretary or (e) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (x) the Board of Directors, (y) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (z) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. Quorum. Unless otherwise required by law or the Articles of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5 of this Article II, until a quorum shall be present or represented.

Section 7. Voting. Unless otherwise required by law, the Articles of Incorporation or these Bylaws, any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Articles of Incorporation, and subject to Section 5 of Article V hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 8. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Articles of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this section.

Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 10 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

Section 2. Vacancies. Unless otherwise required by law or the Articles of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

Section 4. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Nevada. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or facsimile on twenty-four (24) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 5. Quorum. Except as otherwise required by law or the Articles of Incorporation, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 6. Actions by Written Consent. Unless otherwise provided in the Articles of Incorporation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided in the Articles of Incorporation, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer’s vote is counted for such purpose if (a) the material facts as to the director or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and thereafter the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to the director or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and thereafter the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Articles of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Senior Vice President, Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive Officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these Bylaws or by the Board of Directors.

Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board of Directors.

Section 6. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer’s signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 7. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.

Section 8. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (a) by the Chairman of the Board of Directors, the President and (b) by the Treasurer, or the Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner’s legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Record Date.

(a)     In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)     In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

(c)     In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE VI

NOTICES

Section 1. Notices. Whenever written notice is required by law, the Articles of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by any electronic transmission to any director or member of a committee or to any stockholder that has consented to delivery by such electronic transmission.

Section 2. Waivers of Notice. Whenever any notice is required by law, the Articles of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VII

GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the Nevada Revised Statutes and the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 6 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Nevada”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

INDEMNIFICATION

Section 1. Limitation of Liability. No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer of the Corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal matter, had no reasonable cause to believe that his conduct was unlawful.

Section 2. Action Other Than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether external or internal to the

Corporation, (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent (all such persons being referred to hereafter as an “Agent”) of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to NRS 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person is liable pursuant to NRS 78.138, did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

Section 3. Action by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was an Agent (as defined in Section 2) against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he is not liable pursuant to NRS 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for amounts paid in settlement to the Corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 4. Indemnification Against Expenses of Successful Party. Notwithstanding the other provisions of this Article VIII, to the extent that an Agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 2 or 3 of this Article VIII or in defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 5. Advances of Expenses. Except as limited by Section 6 of this Article VIII, expenses incurred in defending or investigating any action, suit, proceeding or investigation shall be paid by the Corporation in advance of the final disposition of such matter, if the Board of Directors authorizes such payments and Agent undertakes to repay such amount in the event that it is ultimately determined, as provided herein, that such person is not entitled to indemnification under Article VIII. The provisions of this Section 5 of this Article VIII do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Section 6. Right of Agent to Indemnification Upon Application; Procedure Upon Application. Any requests for indemnification under Sections 2, 3 or 4, or advance under Section 5 of this Article VIII, shall be acted upon promptly and in any event within 45 days, upon the written request of the Agent. In the event no quorum of disinterested directors is obtainable, the Board of Directors shall promptly direct that independent legal counsel shall decide whether the Agent acted in a manner as to justify the Corporation’s not indemnifying or making an advance to the Agent. The right to indemnification or advances as granted by this Article VIII shall be enforceable by the Agent in any court of competent jurisdiction if no disposition of such claim is made within 45 days. The Agent’s expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

Section 7. Other Rights and Remedies. The indemnification and advancement of expenses provided by this Article VIII or ordered by a court shall not be deemed exclusive of any other rights to which an Agent seeking indemnification may be entitled under the Articles of Incorporation or any Bylaw, agreement, vote of stockholders or disinterested directors, court order or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, since it is the policy of the Corporation that indemnification of Agents shall be made to the fullest extent permitted by law, except that indemnification, unless ordered by a court pursuant to Section 3 of this Article VIII or for the advancement of expenses made pursuant to Section 5 of this Article VIII, may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. The indemnification provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such a person. All rights to indemnification under this Article shall be deemed to be provided by a contract between the Corporation and the Agent who serves in such capacity at any time while these Bylaws and other relevant provisions of NRS Chapter 78 (the “General Corporation Law”) of the State of Nevada and other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was an Agent against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as to such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

Section 9. Indemnity Fund. Upon resolution passed by the Board, the Corporation may establish a trust or other designated account, grant a security interest or use other means (including, without limitation, a letter of credit), to ensure the payment of certain of its obligations arising under this Article and/or agreements which may be entered into between the Company and its officers and directors from time to time.

Section 10. Constituent Corporations. For the purposes of this Article, references to “the Corporation” include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would had he served such constituent corporation in the same capacity.

Section 11. Other Enterprises, Fines, and Serving at Corporation’s Request. For purposes of this Article, references to “other enterprise” is Sections 2 and 10 shall include employee benefit plans; references to “fines” shall include any excise taxes assessed a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director or officer with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article.

Section 12. Indemnification of Other Persons. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not an Agent (as defined in Section 1), but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Nevada or otherwise. The Corporation may, in its sole discretion, indemnify an employee, trustee or other agent as permitted by the General Corporation Law of the State of Nevada. The Corporation shall indemnify an employee, trustee or other agent where required by law.

Section 13. Savings Clause. If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Agent against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated, or by any other applicable law.

Section 14. Effect of Amendment. No amendment, modification or repeal of this Article or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Agent to be indemnified by the Corporation, nor the obligation of the Corporation to indemnify any such Agent under and in accordance with the provisions of this Article VIII as in effect immediately prior to such amendment, modification or repeal with respect to claims arising, in whole or in part, from a state of facts existing on the date of, or relating to matters occurring prior to, such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

ARTICLE IX

AMENDMENTS

Section 1. Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

Section 2. Entire Board of Directors. As used in this Article IX and in these Bylaws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.

Schedule A

Stockholders to Execute Stockholder Agreements

1.	Robert J. Phillippy

2.	Charles F. Cargile

3.	Jeffrey B. Coyne

4.	David J. Allen

5.	Dennis L. Werth

6.	Kenneth F. Potashner

7.	Oleg Khaykin

8.	Peter J. Simone

9.	Christopher Cox

10.	Siddhartha C. Kadia